Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

September 30, 2015

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of September 30, 2015, the consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2015 and 2014, the consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2015 and 2014 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2015, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2014, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2015

This report is effective as of November 13, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2015 and December 31, 2014

(In millions of won)	Note	2015 (Unaudited)		2014

Assets
Cash and due from banks	4,7	~~W~~	25,278,342	20,584,838
Trading assets	4,8		24,880,257	24,362,176
Financial assets designated at fair value through profit or loss	4,9		3,470,103	2,737,375
Derivative assets	4,10		2,703,483	1,568,307
Loans	4,11		235,733,801	221,617,689
Available-for-sale financial assets	4,12		31,914,638	31,418,014
Held-to-maturity financial assets	4,12		16,024,287	13,373,384
Property and equipment, net			3,006,369	3,147,255
Intangible assets, net			4,223,215	4,152,843
Investments in associates	13		391,353	341,876
Current tax receivable			8,788	10,643
Deferred tax assets			193,666	228,356
Investment property, net			235,359	267,529
Other assets, net	4		17,112,937	14,202,627
Assets held for sale			323,429	8,892

Total assets		~~W~~	365,500,027	338,021,804

Liabilities
Deposits	4	~~W~~	208,884,971	193,709,738
Trading liabilities	4,14		2,626,046	2,688,734
Financial liabilities designated at fair value through profit or loss	4,15		8,573,110	8,996,181
Derivative liabilities	4,10		3,595,273	1,717,555
Borrowings	4		24,320,826	22,973,767
Debt securities issued	4,16		40,341,574	37,334,612
Liabilities for defined benefit obligations	17		355,737	309,457
Provisions	18		693,678	694,165
Current tax payable			148,488	256,993
Deferred tax liabilities			11,154	9,549
Liabilities under insurance contracts	19		19,488,640	17,776,280
Other liabilities	4		24,615,941	21,039,865
Liabilities held for sale			169,950	—

Total liabilities			333,825,388	307,506,896

Equity	20
Capital stock			2,645,053	2,645,053
Hybrid bonds			736,898	537,443
Capital surplus			9,887,335	9,887,335
Capital adjustments			(423,536)	(393,405)
Accumulated other comprehensive income			500,677	637,894
Retained earnings			17,294,805	15,869,779

Total equity attributable to equity holders of Shinhan Financial Group Co.,Ltd.			30,641,232	29,184,099
Non-controlling interests			1,033,407	1,330,809

Total equity			31,674,639	30,514,908

Total liabilities and equity		~~W~~	365,500,027	338,021,804

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2015 and 2014

(Unaudited)

(In millions of won)	Note	2015			2014
		Three- month period		Nine- month period	Three- month period	Nine- month period

Interest income		~~W~~	2,744,317	8,374,623	3,046,156	9,068,728
Interest expense			(1,067,363)	(3,410,906)	(1,335,594)	(4,010,859)

Net interest income	21		1,676,954	4,963,717	1,710,562	5,057,869

Fees and commission income			988,548	2,904,709	901,661	2,628,804
Fees and commission expense			(569,190)	(1,688,279)	(534,409)	(1,529,174)

Net fees and commission income	22		419,358	1,216,430	367,252	1,099,630

Insurance income			1,103,204	3,313,943	1,045,793	3,137,190
Insurance expenses			(1,206,202)	(3,640,714)	(1,149,730)	(3,441,287

Net insurance loss	19		(102,998)	(326,771)	(103,937)	(304,097)

Dividend income			63,469	228,750	38,570	145,363
Net trading income (loss)			(764,345)	(626,267)	(69,120)	207,600
Net foreign currency transaction gain (loss)			(2,723)	94,196	122,922	189,047
Net gain (loss) on financial instruments designated at fair value through profit or loss			788,021	697,855	786	(234,452)
Net gain on disposal of available-for-sale financial assets	12		159,911	693,281	198,928	582,421
Impairment losses on financial assets	23		(273,858)	(1,008,836)	(303,778)	(897,160)
General and administrative expenses	24		(1,099,702)	(3,240,787)	(1,048,235)	(3,135,433)
Other operating expenses, net			(85,386)	(274,181)	(81,001)	(366,327)

Operating income			778,701	2,417,387	832,949	2,344,461

Equity method income	13		3,574	13,979	14,408	31,210
Other non-operating income, net			91,552	152,891	9,441	54,112

Profit before income taxes			873,827	2,584,257	856,798	2,429,783

Income tax expense	25		175,720	561,091	205,313	570,707

Profit for the period		~~W~~	698,107	2,023,166	651,485	1,859,076

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(Unaudited)

(In millions of won, except earnings per share data)	Note	2015			2014
		Three- month period		Nine- month period	Three- month period	Nine- month period
Other comprehensive income (loss) for the period, net of income tax	20
Items that are or may be reclassified to profit or less:
Foreign currency translation adjustments for foreign operations		~~W~~	35,915	47,598	25,002	(47,074)
Net change in unrealized fair value of available-for-sale financial assets			(47,081)	(157,341)	75,311	98,024
Equity in other comprehensive income of associates			264	8,575	3,487	1,133
Net change in unrealized fair value of cash flow hedges			1,313	(2,791)	(4,915)	(10,987)
Other comprehensive income of separate accounts			2,163	5,802	3,386	6,891

			(7,426)	(98,157)	102,271	47,987
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit plans			(1,172)	(42,473)	(4,635)	(50,256)

Total other comprehensive loss, net of income tax			(8,598)	(140,630)	97,636	(2,269)

Total comprehensive income for the period		~~W~~	689,509	1,882,536	749,121	1,856,807

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	20,26	~~W~~	679,003	1,963,143	632,008	1,768,047
Non-controlling interests			19,104	60,023	19,477	91,029

		~~W~~	698,107	2,023,166	651,485	1,859,076

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	669,556	1,825,926	729,588	1,766,451
Non-controlling interests			19,953	56,610	19,533	90,356

		~~W~~	689,509	1,882,536	749,121	1,856,807

Earnings per share:	20,26
Basic and diluted earnings per share in won		~~W~~	1,379	3,990	1,284	3,583

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine-month period ended September 30, 2014

(Unaudited)

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interests	Total

Balance at January 1, 2014	~~W~~	2,645,053	537,443	9,887,335	(393,128)	672,967	14,188,480	27,538,150	2,316,988	29,855,138
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	1,768,047	1,768,047	91,029	1,859,076
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(46,055)	—	(46,055)	(1,019)	(47,074)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	96,669	—	96,669	1,355	98,024
Equity in other comprehensive income of associates		—	—	—	—	1,133	—	1,133	—	1,133
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(10,987)	—	(10,987)	—	(10,987)
Other comprehensive income of separate account		—	—	—	—	6,891	—	6,891	—	6,891
Remeasurements of defined benefit plans		—	—	—	—	(49,247)	—	(49,247)	(1,009)	(50,256)

Total other comprehensive loss		—	—	—	—	(1,596)	—	(1,596)	(673)	(2,269)

Total comprehensive income		—	—	—	—	(1,596)	1,768,047	1,766,451	90,356	1,856,807

Other changes in equity
Dividends		—	—	—	—	—	(370,168)	(370,168)	—	(370,168)
Dividends to hybrid bonds		—	—	—	—	—	(22,456)	(22,456)	—	(22,456)
Change in other capital adjustments		—	—	—	(520)	—	—	(520)	—	(520)
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(1,086,987)	(1,086,987)

		—	—	—	(520)	—	(392,624)	(393,144)	(1,086,987)	(1,480,131)

Balance at September 30, 2014	~~W~~	2,645,053	537,443	9,887,335	(393,648)	671,371	15,563,903	28,911,457	1,320,357	30,231,814

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the nine-month period ended September 30, 2015 and 2014

(Unaudited)

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2015	~~W~~	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	1,963,143	1,963,143	60,023	2,023,166
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	49,032	—	49,032	(1,434)	47,598
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(157,809)	—	(157,809)	468	(157,341)
Equity in other comprehensive income of associates		—	—	—	—	8,575	—	8,575	—	8,575
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(2,791)	—	(2,791)	—	(2,791)
Other comprehensive income of separate account		—	—	—	—	5,802	—	5,802	—	5,802
Remeasurements of defined benefit plans		—	—	—	—	(40,026)	—	(40,026)	(2,447)	(42,473)

Total other comprehensive loss		—	—	—	—	(137,217)	—	(137,217)	(3,413)	(140,630)

Total comprehensive income		—	—	—	—	(137,217)	1,963,143	1,825,926	56,610	1,882,536

Other changes in equity
Dividends		—	—	—	—	—	(512,428)	(512,428)	—	(512,428)
Dividends to hybrid bonds		—	—	—	—	—	(24,789)	(24,789)	—	(24,789)
Issuance of hybrid bonds		—	199,455	—	—	—	—	199,455	—	199,455
Change in other capital adjustments		—	—	—	(30,131)	—	(900)	(31,031)	—	(31,031)
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(354,012)	(354,012)

		—	199,455	—	(30,131)	—	(538,117)	(368,793)	(354,012)	(722,805)

Balance at September 30, 2015	~~W~~	2,645,053	736,898	9,887,335	(423,536)	500,677	17,294,805	30,641,232	1,033,407	31,674,639

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2015 and 2014

(Unaudited)

(In millions of won)	Note	2015		2014

Cash flows from operating activities
Profit before income taxes		~~W~~	2,584,257	2,429,783
Adjustments for:
Interest income	21		(8,374,623)	(9,068,728)
Interest expense	21		3,410,906	4,010,860
Dividend income			(228,750)	(145,363)
Net fees and commission expense			121,895	105,016
Net insurance loss			2,030,139	1,941,483
Net trading loss			932,820	75,111
Net foreign currency translation loss (gain)			141,260	116,758
Net gain on financial assets designated at fair value through profit or loss			(975,889)	98,127
Net gain on disposal of available-for-sale financial assets	12		(693,281)	(582,421)
Provision for credit losses	11		846,984	758,614
Impairment losses on other financial assets	23		161,852	138,546
Employee costs			139,148	101,978
Depreciation and amortization	24		202,422	236,447
Other operating income			(611,730)	(347,257)
Equity method income, net	13		(13,979)	(31,210)
Other non-operating income, net			(2,406)	(5,734)

			(2,913,232)	(2,597,773)

Changes in assets and liabilities:
Due from banks			(3,239,512)	(6,080,209)
Trading assets and liabilities			(249,802)	(4,335,235)
Financial instruments designated at fair value through profit or loss			(141,150)	2,813,959
Derivative instruments			(329,377)	(60,936)
Loans			(12,659,785)	(10,777,036)
Other assets			(5,297,729)	(6,559,095)
Deposits			14,249,914	10,298,400
Liabilities for defined benefit obligations			(121,666)	(36,143)
Provisions			(52,099)	(118,133)
Other liabilities			5,431,213	8,777,770

			(2,409,993)	(6,076,658)

Income taxes paid			(580,422)	(548,932)
Interest received			8,243,699	8,976,884
Interest paid			(4,430,442)	(4,640,463)
Dividends received			232,052	152,176

Net cash provided by (used in) operating activities		~~W~~	725,919	(2,304,983)

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (Continued)

For the nine-month periods ended September 30, 2015 and 2014

(Unaudited)

(In millions of won)	Note	2015		2014

Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		~~W~~	24,584,476	25,812,031
Acquisition of available-for-sale financial assets			(24,704,484)	(22,332,576)
Proceeds from disposal of held-to-maturity financial assets			1,795,376	2,274,681
Acquisition of held-to-maturity financial assets			(4,373,020)	(3,895,710)
Proceeds from disposal of property and equipment			925	7,343
Acquisition of property and equipment			(55,845)	(116,070)
Proceeds from disposal of intangible assets			4,288	21,601
Acquisition of intangible assets			(106,485)	(49,410)
Proceeds from disposal of investments in associates			21,507	73,901
Acquisition of investments in associates			(48,566)	(54,352)
Proceeds from disposal of investment property			18,920	387
Acquisition of investment property			(1,730)	(1,004)
Proceeds from disposal of assets held for sale			5,395	283,662
Net decrease in other assets			87,308	62,192
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			625	7,833
Payment of hedging derivative financial instruments for available-for-sale financial assets			(10,200)	(2,209)
Business combination, net of cash used			(4,499)	—

Net cash provided by (used in) investing activities			(2,786,009)	2,092,300

Cash flows from financing activities
Issuance of hybrid bonds			199,455	—
Net increase in borrowings			1,000,611	2,590,821
Proceeds from debt securities issued			12,365,161	7,151,506
Repayments of debt securities issued			(9,542,383)	(8,714,154)
Net decrease in other liabilities			(10,739)	(417,649)
Dividends paid			(536,485)	(392,190)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			15,641	—
Payment of hedging derivative financial instruments for debt securities issued			—	(29,380)
Redemption of subsidiary’s hybrid bonds and others			(354,234)	(1,086,988)

Net cash provided by (used in) financing activities			3,137,027	(898,034)

Effect of exchange rate fluctuations on cash and cash equivalents held			14,550	7,971

Increase (decrease) in cash and cash equivalents			1,091,487	(1,102,746)

Cash and cash equivalents at beginning of period	28		5,604,411	6,021,176

Cash and cash equivalents at end of period	28	~~W~~	6,695,898	4,918,430

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2015 and December 31, 2014 are as follows:

			Date of financial	Ownership (%)
Investor	Investee (*1)	Location	information	2015	2014
Shinhan Financial Group Co., Ltd.	Shinhan Bank Co., Ltd.	Korea	September 30	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data System	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
Shinhan Bank Co., Ltd.	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank PLC (*2)	Cambodia	”	90.0	90.0
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	SHB MULTIPLE MEXICO	Mexico	”	99.9	—
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
”	Nam An Securities Co., Ltd.	Vietnam	”	100.0	—
Shinhan Private Equity Inc.	HKC&T Co., Ltd.	Korea	June 30	100.0	100.0
”	Everdigm, Corp.	”	”	45.2	45.2
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	September 30	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

1.	Reporting entity (continued)

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank PLC is not included.

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 31 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 3 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 43 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

(d)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the Group’s subsidiaries as of September 30, 2015 and December 31, 2014 are as follows:

	2015				2014
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	27,691,269	6,858,553	20,832,716	27,094,548	6,859,429	20,235,119
Shinhan Bank Co., Ltd.		278,616,306	257,815,846	20,800,460	255,646,329	235,169,429	20,476,900
Shinhan Card Co., Ltd.		23,555,502	17,529,983	6,025,519	22,259,514	16,127,087	6,132,427
Shinhan Investment Corp.		26,003,104	23,498,059	2,505,045	25,928,292	23,598,201	2,330,091
Shinhan Life Insurance Co., Ltd.		23,918,204	22,325,993	1,592,211	21,939,682	20,463,749	1,475,933
Shinhan Capital Co., Ltd.		3,852,876	3,243,156	609,720	3,939,493	3,369,060	570,433
Jeju Bank		3,979,996	3,663,560	316,436	3,475,694	3,170,213	305,481
Shinhan Credit Information Co., Ltd.		23,052	7,620	15,432	23,040	8,420	14,620
Shinhan Private Equity Inc.		469,414	379,431	89,983	461,342	371,448	89,894
Shinhan BNP Paribas Asset Management Co., Ltd.		163,183	13,354	149,829	188,886	32,429	156,457
SHC Management Co., Ltd.		8,397	609	7,788	8,938	1,358	7,580
Shinhan Data System		30,208	19,440	10,768	25,826	16,461	9,365
Shinhan Savings Bank		800,092	678,103	121,989	804,035	689,550	114,485
Shinhan AITAS Co., Ltd.		42,359	5,596	36,763	37,657	6,242	31,415

	~~W~~	389,153,962	336,039,303	53,114,659	361,833,276	309,883,076	51,950,200

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

ii)	Condensed comprehensive income statement for the Group’s subsidiaries for the nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015				2014
	Operating income		Net income (loss)	Total comprehensive income (loss)	Operating income	Net income (loss)	Total comprehensive income (loss)
Shinhan Financial Group (separate)	~~W~~	1,167,565	935,150	935,359	1,028,289	716,472	716,068
Shinhan Bank Co., Ltd.		12,521,702	1,253,018	1,146,244	10,297,505	1,272,303	1,304,558
Shinhan Card Co., Ltd.		3,599,796	521,548	442,905	3,380,013	507,751	376,839
Shinhan Investment Corp.		4,369,896	194,202	204,697	2,482,483	91,329	81,326
Shinhan Life Insurance Co., Ltd.		4,122,202	88,344	126,108	3,792,104	68,126	167,780
Shinhan Capital Co., Ltd.		295,586	41,346	44,406	221,257	37,105	36,051
Jeju Bank		124,219	15,728	13,115	124,959	2,835	4,810
Shinhan Credit Information Co., Ltd.		20,511	932	796	20,473	911	771
Shinhan Private Equity Inc.		253,878	4,803	4,915	243,844	5,146	4,460
Shinhan BNP Paribas Asset Management Co., Ltd.		65,219	18,565	18,757	67,341	21,403	21,359
SHC Management Co., Ltd.		261	207	207	164	(64)	(64)
Shinhan Data System		53,969	867	1,391	49,451	1,766	2,031
Shinhan Savings Bank.		46,942	9,783	11,108	52,680	5,881	8,779
Shinhan AITAS Co., Ltd.		24,623	5,348	5,348	21,259	3,323	3,323

	~~W~~	26,666,369	3,089,841	2,955,356	21,781,822	2,734,287	2,728,091

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

2.	Basis of preparation

(a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2014. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2014.

3.	Significant accounting policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2014. The following changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as of and for the year ending December 31, 2015.

(a)	Changes in accounting policies

i)	K-IFRS No. 1108, ‘Operating Segments’

The Group has applied the amendments to K-IFRS No. 1108, ‘Operating Segments’ since January 1, 2015. The amendment requires the disclosure of judgements made by management in applying the aggregation criteria. The disclosures include a brief description of the operating segments that have been aggregated and the economic indicators that have been assessed in determining whether the operating segments share the similar economic characteristics. In addition, this amendment clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s total assets is required only when the information is regularly provided to the entity’s chief operating decision maker. The impact of the amendments on the Group’s consolidated financial statements is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

3.	Significant accounting policies (continued)

ii)	K-IFRS No. 1102, ‘Share-based Payment’

The Group has applied the amendments to K-IFRS No. 1102, ‘Share-based Payment’ since January 1, 2015. The amendment clarifies the definition of ‘vesting condition’ by separately defining ‘performance condition’ and ‘service condition’. The impact of the amendments on the Group’s consolidated financial statements is not significant.

iii)	K-IFRS No. 1103, ‘Business Combinations’

The Group has applied the amendments to K-IFRS No. 1103, ‘Business Combinations’ since January 1, 2015. The amendment clarifies the classification and measurement of contingent consideration in a business combination. When a contingent consideration is a financial instrument, its classification as a liability or equity shall be determined in accordance with K-IFRS No. 1032 and the contingent consideration that is classified as an asset or a liability shall be subsequently measured at fair value of which the changes recognised in profit or loss. In addition, this amendments clarifies that the standard does not apply to the accounting for all types of joint arrangements. The impact of the amendments on the Group’s consolidated financial statements is not significant.

iv)	K-IFRS No. 1113, ‘Fair Value Measurement’

The Group has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2015. The amendment allows entities to measure short-term receivables and payables that have no stated interest rate at their invoiced amounts without discounting, given the discount is immaterial. In addition, this amendment clarifies that the portfolio exception can be applies to contracts in the scope of K-IFRS No. 1039, even though the contracts do not meet the definition of a financial asset or financial liability. The impact of the amendments on the Group’s consolidated financial statements is not significant.

v)	K-IFRS No. 1024, ‘Related Party Disclosures’

The Group has applied the amendments to K-IFRS No. 1024, ‘Related Party Disclosures’ since January 1, 2015. The definition of a ‘related party’ is extended to include a management entity that provides key management personnel services to the reporting entity, either directly or through a group entity. The reporting entity is required to separately disclose the expense amount recognised for the key management personnel services. The impact of the amendments on the Group’s consolidated financial statements is not significant.

vi)	K-IFRS No. 1019, ‘Employee Benefits’

The Group has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2015. The amendments introduce a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. A company is permitted (but not required) to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered. Service-linked contributions from employees or third parties should be reflected in determining the net current service cost and the defined benefit obligation, and should be attributed to the periods of service using the same method as used for calculating the gross benefits or on a straight line basis. The impact of the amendments on the Group’s consolidated financial statements is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic group wide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b)	Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Due from banks and loans (*1)(*3):
Banks	~~W~~	14,423,997	13,663,318
Retail		101,616,130	94,282,270
Government		16,396,478	12,195,758
Corporations		109,198,777	102,160,212
Card receivable		16,903,116	17,378,179

		258,538,498	239,679,737

Trading assets		19,313,538	21,500,955
Financial assets designated at FVTPL (*4)		2,257,544	1,946,200
AFS financial assets (*5)		27,131,724	26,855,662
HTM financial assets (*6)		16,024,287	13,373,384
Derivative assets		2,703,483	1,568,307
Other financial assets (*1)(*2)		12,948,568	10,151,338
Financial guarantee contracts		3,601,988	3,090,873
Loan commitments and other credit liabilities		76,591,421	74,295,365

	~~W~~	419,111,051	392,461,821

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	Comprise account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL : fair value through profit or loss
(*5)	AFS : available-for-sale
(*6)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Due from banks and loans by past due or impairment

•	Due from banks and loans as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	14,398,258	101,175,361	16,398,179	108,966,580	16,133,536	257,071,914
Past due but not impaired		47,088	488,884	940	269,679	1,046,014	1,852,605
Impaired		—	299,917	—	1,299,083	455,582	2,054,582

		14,445,346	101,964,162	16,399,119	110,535,342	17,635,132	260,979,101
Less : allowance		(21,349)	(348,032)	(2,641)	(1,336,565)	(732,016)	(2,440,603)

	~~W~~	14,423,997	101,616,130	16,396,478	109,198,777	16,903,116	258,538,498

	2014
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	13,693,746	93,848,005	12,203,568	101,988,278	17,111,952	238,845,549
Past due but not impaired		—	455,948	181	278,262	497,147	1,231,538
Impaired		—	286,414	—	1,349,849	490,925	2,127,188

		13,693,746	94,590,367	12,203,749	103,616,389	18,100,024	242,204,275
Less : allowance		(30,428)	(308,097)	(7,991)	(1,456,177)	(721,845)	(2,524,538)

	~~W~~	13,663,318	94,282,270	12,195,758	102,160,212	17,378,179	239,679,737

•	Credit quality of due from banks and loans that are neither past due nor impaired as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	14,398,258	95,201,243	16,397,161	71,136,073	13,933,056	211,065,791
Grade 2 (*1)		—	5,974,118	1,018	37,830,507	2,200,480	46,006,123

		14,398,258	101,175,361	16,398,179	108,966,580	16,133,536	257,071,914
Less : allowance		(21,340)	(178,834)	(2,631)	(756,535)	(321,589)	(1,280,929)

	~~W~~	14,376,918	100,996,527	16,395,548	108,210,045	15,811,947	255,790,985

Mitigation of credit risk due to collateral (*2)	~~W~~	5,460	68,845,337	467	55,470,542	4,777	124,326,583

	2014
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	13,693,746	88,338,903	12,201,919	62,614,102	14,750,893	191,599,563
Grade 2 (*1)		—	5,509,102	1,649	39,374,176	2,361,059	47,245,986

		13,693,746	93,848,005	12,203,568	101,988,278	17,111,952	238,845,549
Less : allowance		(30,428)	(161,189)	(7,984)	(864,854)	(340,544)	(1,404,999)

	~~W~~	13,663,318	93,686,816	12,195,584	101,123,424	16,771,408	237,440,550

Mitigation of credit risk due to collateral (*2)	~~W~~	59,826	63,402,563	398	51,326,493	4,970	114,794,250

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments (*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system

	For corporate cardholders, same as corporate loans	For corporate cardholders, same as corporate loans

(*)	In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2. Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments. Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments. More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”). As for our subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification.

(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	47,088	389,879	940	188,083	981,492	1,607,482
31~60 days		—	55,059	—	54,661	45,576	155,296
61~90 days		—	32,735	—	17,516	18,752	69,003
More than 90 days		—	11,211	—	9,419	194	20,824

		47,088	488,884	940	269,679	1,046,014	1,852,605
Less : allowance		(9)	(36,816)	(10)	(14,929)	(122,329)	(174,093)

	~~W~~	47,079	452,068	930	254,750	923,685	1,678,512

Mitigation of credit risk due to collateral (*)	~~W~~	—	232,877	17	97,496	100	330,490

	2014
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	353,523	80	157,029	429,972	940,604
31~60 days		—	66,576	101	31,839	44,603	143,119
61~90 days		—	28,868	—	50,745	22,445	102,058
More than 90 days		—	6,981	—	38,649	127	45,757

		—	455,948	181	278,262	497,147	1,231,538
Less : allowance		—	(31,590)	(8)	(32,996)	(72,581)	(137,175)

	~~W~~	—	424,358	173	245,266	424,566	1,094,363

Mitigation of credit risk due to collateral (*)	~~W~~	—	307,234	11	98,941	25	406,211

•	Due from banks and loans that are impaired as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	299,917	—	1,299,083	455,582	2,054,582
Less : allowance		—	(132,382)	—	(565,101)	(288,098)	(985,581)

	~~W~~	—	167,535	—	733,982	167,484	1,069,001

Mitigation of credit risk due to collateral (*)	~~W~~	—	127,373	—	444,927	7	572,307

	2014
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	286,414	—	1,349,849	490,925	2,127,188
Less : allowance		—	(115,318)	—	(558,327)	(308,720)	(982,365)

	~~W~~	—	171,096	—	791,522	182,205	1,144,823

Mitigation of credit risk due to collateral (*)	~~W~~	—	137,039	—	488,535	2	625,576

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Credit rating

•	Credit ratings of debt securities as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Trading assets		Financial assets designated at FVTPL (*)	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	5,421,899	295,376	15,475,426	12,947,383	34,140,084
AA- to AA+		6,335,359	399,585	4,169,846	2,613,924	13,518,714
A- to A+		5,078,635	1,236,194	5,081,804	326,504	11,723,137
BBB- to BBB+		1,114,643	326,389	1,066,980	—	2,508,012
Lower than BBB-		68,145	—	461,844	52,662	582,651
Unrated		1,159,407	—	875,824	83,814	2,119,045

	~~W~~	19,178,088	2,257,544	27,131,724	16,024,287	64,591,643

	2014
	Trading assets		Financial assets designated at FVTPL (*)	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	7,068,449	59,945	14,584,701	9,879,920	31,593,015
AA- to AA+		6,639,473	262,439	4,797,373	3,040,388	14,739,673
A- to A+		6,195,826	1,433,469	4,705,307	350,244	12,684,846
BBB- to BBB+		926,701	190,347	1,647,993	19	2,765,060
Lower than BBB-		242,057	—	441,338	33,306	716,701
Unrated		203,893	—	678,950	69,507	952,350

	~~W~~	21,276,399	1,946,200	26,855,662	13,373,384	63,451,645

(*)	FVTPL : fair value through profit or loss

•	The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

•	Credit status of debt securities as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Neither past due nor impaired	~~W~~	64,590,012	63,444,233
Impaired		1,631	7,412

	~~W~~	64,591,643	63,451,645

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iv)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	12,001,295	—	—	58,396	2,364,306	—	14,423,997
Retail		—	—	—	—	—	101,616,130	101,616,130
Government		15,472,707	—	129	96	923,546	—	16,396,478
Corporations		4,265,199	38,342,987	14,909,819	19,464,818	32,215,954	—	109,198,777
Card		30,784	179,360	119,845	33,356	313,137	16,226,634	16,903,116

		31,769,985	38,522,347	15,029,793	19,556,666	35,816,943	117,842,764	258,538,498

Trading assets		12,526,634	1,084,625	462,288	1,001,914	4,238,077	—	19,313,538
Financial assets designated at FVTPL (*1)		1,720,445	110,769	51,682	10,020	364,628	—	2,257,544
AFS financial assets (*2)		18,749,019	1,097,329	213,459	386,959	6,684,958	—	27,131,724
HTM financial assets (*3)		4,885,302	47,826	—	634,775	10,456,384	—	16,024,287

	~~W~~	69,651,385	40,862,896	15,757,222	21,590,334	57,560,990	117,842,764	323,265,591

	2014
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	11,724,753	2,246	—	187,727	1,748,592	—	13,663,318
Retail		—	—	—	—	—	94,282,270	94,282,270
Government		11,285,787	—	182	43	909,746	—	12,195,758
Corporations		4,102,383	35,954,237	13,807,545	18,358,983	29,937,064	—	102,160,212
Card		44,351	158,901	123,175	29,767	494,580	16,527,405	17,378,179

		27,157,274	36,115,384	13,930,902	18,576,520	33,089,982	110,809,675	239,679,737

Trading assets		14,834,973	908,646	599,989	923,759	4,233,588	—	21,500,955
Financial assets designated at FVTPL (*1)		1,498,097	92,494	106,890	30,124	218,595	—	1,946,200
AFS financial assets (*2)		18,375,517	1,365,458	163,342	819,355	6,131,990	—	26,855,662
HTM financial assets (*3)		3,448,775	50,370	—	593,894	9,280,345	—	13,373,384

	~~W~~	65,314,636	38,532,352	14,801,123	20,943,652	52,954,500	110,809,675	303,355,938

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than Korean Won.

i) Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR and market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 are as follows:

	2015
	Average		Maximum	Minimum	September 30
Interest rate	~~W~~	37,604	40,879	35,377	37,458
Stock price		5,660	9,590	3,072	8,043
Foreign exchange (*)		36,232	39,434	33,812	39,434
Option volatility		248	628	102	289
Commodity		4	14	—	3
Portfolio diversification		(26,964)	(34,684)	(22,766)	(29,730)

	~~W~~	52,784	55,861	49,597	55,497

	2014
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	17,302	25,863	8,721	13,414
Stock price		4,333	7,362	2,493	3,442
Foreign exchange (*)		43,872	54,355	34,928	49,372
Option volatility		161	259	66	66
Portfolio diversification		(18,668)	(32,344)	(5,246)	(13,268)

	~~W~~	47,000	55,495	40,962	53,026

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the nine-month period ended September 30, 2015 and the year ended December 31, 2014, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2015
	Average		Maximum	Minimum	September 30
Interest rate	~~W~~	1,685	3,011	650	650
Foreign exchange		39,083	42,208	33,865	33,865

	~~W~~	40,768	45,219	34,515	34,515

	2014
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	754	1,300	400	1,150
Foreign exchange		40,309	46,846	33,832	39,849

	~~W~~	41,063	48,146	34,232	40,999

(*)	Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 are as follows:

	2015
	Average		Maximum	Minimum	September 30
Interest rate	~~W~~	6,727	16,542	3,399	12,669
Stock price		19,611	64,650	10,213	17,074
Foreign exchange		5,281	9,913	3,085	5,617
Option volatility		1,959	5,207	175	4,419
Portfolio diversification		(12,681)	(31,128)	(4,994)	(12,523)

	~~W~~	20,897	65,184	11,878	27,256

	2014
	Average		Maximum	Minimum	December 30
Interest rate	~~W~~	8,999	30,064	3,514	6,069
Stock price		7,531	14,677	3,389	14,438
Foreign exchange		3,688	17,353	646	5,227
Option volatility		1,917	7,042	224	711
Portfolio diversification		(7,730)	(38,169)	(1,399)	(8,967)

	~~W~~	14,405	30,967	6,374	17,478

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 are as follows:

	2015
	Average		Maximum	Minimum	September 30
Interest rate	~~W~~	644	817	470	494
Stock price		368	1,190	—	—
Foreign exchange		1,140	2,337	511	1,805
Option volatility		636	1,868	108	179

	~~W~~	2,788	6,212	1,089	2,478

	2014
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	997	4,850	223	354
Stock price		5	111	—	—
Foreign exchange		301	664	19	392
Option volatility		3,136	7,289	1,058	1,332

	~~W~~	4,439	12,914	1,300	2,078

ii) Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of September 30, 2015 and December 31, 2014 are as follows:

ii-1) Shinhan Bank

	2015		2014
VaR (*1)	~~W~~	821,186	695,044
EaR (*2)		197,623	313,619

ii-2) Shinhan Card

	2015		2014
VaR (*1)	~~W~~	332,610	299,816
EaR (*2)		5,639	23,458

ii-3) Shinhan Investment

	2015		2014
VaR (*1)	~~W~~	32,038	20,887
EaR (*2)		57,104	119,812

ii-4) Shinhan Life Insurance

	2015		2014
VaR (*1)	~~W~~	312,895	147,488
EaR (*2)		6,647	4,525

(*1)	The interest rate VaR was calculated by the Financial Supervisory Service regulations based on the duration proxies and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.
(*2)	The interest rate EaR was calculated by the Financial Supervisory Service regulations based on an interest rate gap analysis using the time buckets and the “middle of time band” as recommended under the Basel Accord.

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the group wide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	103,832,885	27,106,025	25,070,285	42,166,379	13,938,030	3,355,624	215,469,228
Trading liabilities (*3)		2,626,046	—	—	—	—	—	2,626,046
Borrowings		12,687,753	2,791,049	1,604,326	1,960,139	4,828,175	714,937	24,586,379
Debt securities issued		1,536,931	2,463,638	3,070,039	5,989,170	26,729,687	3,858,763	43,648,228
Financial liabilities designated at fair value through profit or loss		32,301	571,183	507,804	797,785	5,651,507	1,012,845	8,573,425
Other financial liabilities		20,252,990	24,407	147,258	152,307	352,240	67,259	20,996,461

	~~W~~	140,968,906	32,956,302	30,399,712	51,065,780	51,499,639	9,009,428	315,899,767

Off balance (*4):
Financial guarantee contracts	~~W~~	3,601,988	—	—	—	—	—	3,601,988
Loan commitments and others		76,591,421	—	—	—	—	—	76,591,421

	~~W~~	80,193,409	—	—	—	—	—	80,193,409

Derivatives:
Cash inflows	~~W~~	16,810,137	540,506	513,256	974,741	1,504,285	43,999	20,386,924
Cash outflows		(3,669,481)	(366,927)	(478,330)	(923,583)	(1,282,693)	(29,630)	(6,750,644)

	~~W~~	13,140,656	173,579	34,926	51,158	221,592	14,369	13,636,280

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2014
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	92,720,125	22,382,996	27,514,353	42,443,826	11,473,918	3,708,829	200,244,047
Trading liabilities (*3)		2,688,734	—	—	—	—	—	2,688,734
Borrowings		13,112,645	1,991,313	1,751,068	1,791,657	3,737,094	846,679	23,230,456
Debt securities issued		846,643	1,909,290	4,171,870	7,515,358	23,271,423	3,201,822	40,916,406
Financial liabilities designated at fair value through profit or loss		149,918	220,932	287,058	820,256	6,672,700	845,656	8,996,520
Other financial liabilities		16,634,144	45,750	15,921	172,690	471,352	108,993	17,448,850

	~~W~~	126,152,209	26,550,281	33,740,270	52,743,787	45,626,487	8,711,979	293,525,013

Off balance (*4):
Financial guarantee contracts	~~W~~	3,090,873	—	—	—	—	—	3,090,873
Loan commitments and others		74,295,365	—	—	—	—	—	74,295,365

	~~W~~	77,386,238	—	—	—	—	—	77,386,238

Derivatives:
Cash inflows	~~W~~	1,530,627	339,105	197,109	1,036,878	1,845,455	50,797	4,999,971
Cash outflows		(1,614,763)	(104,502)	(153,737)	(1,009,806)	(1,925,721)	(433,058)	(5,241,587)

	~~W~~	(84,136)	234,603	43,372	27,072	(80,266)	(382,261)	(241,616)

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~81,061,544 million and ~~W~~68,949,585 million as of September 30, 2015 and December 31, 2014 are included in the ‘less than 1 month’ category, respectively.
(*3)	Trading liabilities were included in the ‘less than 1 month’ category.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e)	Capital risk management

The Group, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, ie ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio as of September 30, 2015 was 13.53% (unreviewed).

(f)	Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i) Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	5,303,783	19,331,843	244,631	24,880,257
Financial assets designated at fair value through profit or loss		305,508	2,725,791	438,804	3,470,103
Derivative assets		7,957	2,546,107	149,419	2,703,483
Available-for-sale financial assets		8,878,794	20,204,671	2,831,173	31,914,638

	~~W~~	14,496,042	44,808,412	3,664,027	62,968,481

Financial liabilities:
Trading liabilities	~~W~~	2,626,046	—	—	2,626,046
Financial liabilities designated at fair value through profit or loss		2,768	2,533,027	6,037,315	8,573,110
Derivative liabilities		28,704	2,557,848	1,008,721	3,595,273

	~~W~~	2,657,518	5,090,875	7,046,036	14,794,429

	2014
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	6,969,194	17,227,192	165,790	24,362,176
Financial assets designated at fair value through profit or loss		77,900	2,100,010	559,465	2,737,375
Derivative assets		4,640	1,343,108	220,559	1,568,307
Available-for-sale financial assets		9,019,551	19,814,950	2,583,513	31,418,014

	~~W~~	16,071,285	40,485,260	3,529,327	60,085,872

Financial liabilities:
Trading liabilities	~~W~~	2,688,734	—	—	2,688,734
Financial liabilities designated at fair value through profit or loss		571	2,007,176	6,988,434	8,996,181
Derivative liabilities		5,317	1,453,231	259,007	1,717,555

	~~W~~	2,694,622	3,460,407	7,247,441	13,402,470

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 are as follows:

	2015
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*3)
Beginning balance	~~W~~	165,790	559,465	2,583,513	(38,448)	(6,988,434)
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the year (*1)		1,705	(49,688)	116,291	(731,743)	674,185
Recognized in other comprehensive income (loss) for the period		—	—	(40,988)	(162)	—

		1,705	(49,688)	75,303	(731,905)	674,185
Purchase		178,477	278,758	623,982	12,268	—
Issue		—	—	—	—	(6,483,380)
Settlement		(101,341)	(349,731)	(432,754)	(101,156)	6,760,314
Transfer in (*2)		—	—	22,113	—	—
Transfer out (*2)		—	—	(40,984)	(61)	—

Ending balance	~~W~~	244,631	438,804	2,831,173	(859,302)	(6,037,315)

	2014
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*3)
Beginning balance	~~W~~	35,345	894,706	2,134,276	(305,107)	(4,529,091)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		7,519	(124,819)	(114,991)	348,608	(356,036)
Recognized in other comprehensive income (loss) for the year		—	—	133,010	(798)	—

		7,519	(124,819)	18,019	347,810	(356,036)
Purchase		412,363	323,824	603,113	30,864	—
Issue		—	—	—	—	(3,538)
Settlement		(289,437)	(534,246)	(203,674)	(111,963)	(2,099,769)
Transfer in (*2)		—	—	35,336	—	—
Transfer out (*2)		—	—	(3,557)	(52)	—

Ending balance	~~W~~	165,790	559,465	2,583,513	(38,448)	(6,988,434)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the nine-month periods ended September 30, 2015 and the year ended December 31, 2014, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2015			2014
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of September 30	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income	~~W~~	(681,108)	(952,237)	202,418	1,329
Gain (loss) on financial instruments designated at FVTPL		624,497	912,246	(480,854)	(232,238)
Gain (loss) on disposal of available-for-sale financial assets		146,006	121	25,890	—
Impairment losses on financial assets		(31,550)	(28,903)	(140,958)	(140,885)
Other operating income (expenses)		(47,095)	(47,125)	153,785	154,846

	~~W~~	10,750	(115,898)	(239,719)	(216,948)

(*2)	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.
(*3)	FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2015 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF(*1)	~~W~~	15,112,852	Discount rate
Equity securities	NAV(*2)		4,218,991	Discount rate, Price of underlying assets

			19,331,843

Financial assets designated at fair value through profit or loss:
Debt securities	DCF(*1)		1,657,771	Discount rate
Equity securities	NAV(*2)		1,068,020	Discount rate, Price of underlying assets

			2,725,791

Derivative assets:
Trading Hedging	Option model, DCF(*1)			Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
			2,357,894 188,213

			2,546,107

Available-for-sale financial assets:
Debt securities	DCF(*1)		19,755,388	Discount rate, Growth rate
Equity securities	NAV(*2)		449,283	Price of underlying assets

			20,204,671

			44,808,412

Liabilities
Financial liabilities designated at fair value through profit or loss:
Borrowings	DCF(*1)		2,533,027	Discount rate
Derivative liabilities:
Trading Hedging	Option model, DCF(*1)			Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
			2,463,393 94,455

			2,557,848

		~~W~~	5,090,875

(*1)	DCF : Discounted cash flow
(*2)	NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2015 are as follows:

Type of financial instrument	Valuation technique	Carrying value (*4)		Significant unobservable inputs	Range
Assets
Trading assets:
Debt securities	DCF(*1)	~~W~~	205,359	The volatility of the underlying asset, correlations	0.44%~23.73% 77.95%

Financial assets designated at fair value through profit or loss:
Debt securities and other securities	DCF(*1)		438,804	The volatility of the underlying asset, correlations	0%~52.7% (20.1)%~86.6%

Derivative assets:
Equity and foreign exchange related	Option model(*2)		69,834	The volatility of the underlying asset, correlations	1.9%~49.8% (31.8%)~86.6%
Interest rates related	Option model(*2)		69,824	The volatility of the underlying asset, regression coefficient, correlations	0.39%~35.4% 0.02%~2.05% (9.7)%~100%
Commodity related	Option model(*2)		9,761	The volatility of the underlying asset, correlations	2.7%~49.9% (9.7%)~57.7%

			149,419

Available-for-sale financial assets:
Debt securities	NAV(*3)		76,613	Discount rate, growth rate	1.92%~19.5% 0%~3.5%
Equity securities	DCF(*1)		2,754,560

			2,831,173

		~~W~~	3,624,755

(*1)	DCF : discounted cash flow
(*2)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*3)	NAV : net asset value
(*4)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Liabilities
Financial liabilities designated at fair value through profit or loss:
Equity related	Option model(*1)		6,037,315	The volatility of the underlying asset, correlations	28.35%~36.49% 11.53%

Derivative liabilities:
Equity and foreign exchange related	Option model(*1)		782,454	The volatility of the underlying asset, correlations	2%~52.2% (13%)~100%
Interest rates related	Option model(*1)		120,063	The volatility of the underlying asset, regression coefficient, correlations	0.14%~35.4% 0.02%~3.02% (9.7%)~100%
Credit and commodity related	Option model(*1)		106,204	The volatility of the underlying asset, correlations	0%~49.5% (9.7%)~57.6%

			1,008,721

		~~W~~	7,046,036

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of September 30, 2015 and December 31, 2014.

	2015
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets		34	(38)
Financial assets designated at fair value through profit or loss	~~W~~	12,667	(5,470)
Derivative assets		12,495	(12,248)

		25,196	(17,756)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		75,482	(44,055)

	~~W~~	100,678	(61,811)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	69,472	(75,493)
Derivative liabilities		92,759	(61,891)

	~~W~~	162,231	(137,384)

	2014
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial assets designated at fair value through profit or loss	~~W~~	2,691	(2,761)
Derivative assets		25,759	(33,508)

		28,450	(36,269)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		195,171	(69,090)

	~~W~~	223,621	(105,359)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	82,347	(81,191)
Derivative liabilities		74,637	(76,587)

	~~W~~	156,984	(157,778)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of September 30, 2015 and December 31, 2014 are as follows:

	2015			2014
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	~~W~~	235,733,801	238,376,356	221,617,689	223,965,124
Held-to-maturity financial assets		16,024,287	17,342,259	13,373,384	14,231,320
Other financial assets		12,948,567	12,997,013	10,151,338	10,204,666

	~~W~~	264,706,655	268,715,628	245,142,411	248,401,110

Liabilities:
Deposits	~~W~~	208,884,971	209,262,426	193,709,738	194,057,580
Borrowings		24,320,826	24,412,655	22,973,767	23,097,742
Debt securities issued		40,341,574	41,202,428	37,334,612	38,270,720
Other financial liabilities		21,032,091	21,006,571	17,485,236	17,432,936

	~~W~~	294,579,462	295,884,080	271,503,353	272,858,978

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	21,904	1,913,162	236,441,290	238,376,356
Held-to-maturity financial assets		6,141,973	11,200,286	—	17,342,259
Other financial assets		21,037	7,529,339	5,446,637	12,997,013

	~~W~~	6,184,914	20,642,787	241,887,927	268,715,628

Liabilities:
Deposits	~~W~~	2,469,853	82,141,910	124,650,663	209,262,426
Borrowings		5,225,491	2,549,325	16,637,839	24,412,655
Debt securities issued in won		—	24,479,337	16,723,091	41,202,428
Other financial liabilities		22,812	6,990,984	13,992,775	21,006,571

	~~W~~	7,718,156	116,161,556	172,004,368	295,884,080

	2014
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	29,569	2,959,108	220,976,447	223,965,124
Held-to-maturity financial assets		5,135,924	9,095,396	—	14,231,320
Other financial assets		16,544	5,841,425	4,346,697	10,204,666

	~~W~~	5,182,037	17,895,929	225,323,144	248,401,110

Liabilities:
Deposits	~~W~~	1,697,313	70,025,042	122,335,225	194,057,580
Borrowings		7,542,900	1,793,101	13,761,741	23,097,742
Debt securities issued in won		—	23,667,234	14,603,486	38,270,720
Other financial liabilities		17,520	5,189,079	12,226,337	17,432,936

	~~W~~	9,257,733	100,674,456	162,926,789	272,858,978

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(g)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as September 30, 2015 and December 31, 2014 are as follows:

	2015
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	25,278,342	—	25,278,342
Trading assets		24,880,257	—	—	—	—	—	24,880,257
Financial assets designated at FVTPL (*1)		—	3,470,103	—	—	—	—	3,470,103
Derivatives		2,471,585	—	—	—	—	231,898	2,703,483
Loans		—	—	—	—	235,733,801	—	235,733,801
AFS financial assets (*2)		—	—	31,914,638	—	—	—	31,914,638
HTM financial assets (*3)		—	—	—	16,024,287	—	—	16,024,287
Other		—	—	—	—	12,948,567	—	12,948,567

	~~W~~	27,351,842	3,470,103	31,914,638	16,024,287	273,960,710	231,898	352,953,478

	2015
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	208,884,971	—	208,884,971
Trading liabilities		2,626,046	—	—	—	2,626,046
Financial liabilities designated at FVTPL (*1)		—	8,573,110	—	—	8,573,110
Derivatives		3,414,051	—	—	181,222	3,595,273
Borrowings		—	—	24,320,826	—	24,320,826
Debt securities issued		—	—	40,341,574	—	40,341,574
Other		—	—	21,032,091	—	21,032,091

	~~W~~	6,040,097	8,573,110	294,579,462	181,222	309,373,891

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2014
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	20,584,838	—	20,584,838
Trading assets		24,362,176	—	—	—	—	—	24,362,176
Financial assets designated at FVTPL (*1)		—	2,737,375	—	—	—	—	2,737,375
Derivatives		1,411,168	—	—	—	—	157,139	1,568,307
Loans		—	—	—	—	221,617,689	—	221,617,689
AFS financial assets (*2)		—	—	31,418,014	—	—	—	31,418,014
HTM financial assets (*3)		—	—	—	13,373,384	—	—	13,373,384
Other		—	—	—	—	10,151,338	—	10,151,338

	~~W~~	25,773,344	2,737,375	31,418,014	13,373,384	252,353,865	157,139	325,813,121

	2014
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	193,709,738	—	193,709,738
Trading liabilities		2,688,734	—	—	—	2,688,734
Financial liabilities designated at FVTPL (*1)		—	8,996,181	—	—	8,996,181
Derivatives		1,596,400	—	—	121,155	1,717,555
Borrowings		—	—	22,973,767	—	22,973,767
Debt securities issued		—	—	37,334,612	—	37,334,612
Other		—	—	17,485,236	—	17,485,236

	~~W~~	4,285,134	8,996,181	271,503,353	121,155	284,905,823

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

5.	Changes in subsidiaries

(a) The subsidiary that is newly included in consolidation for the nine-month period ended September 30, 2015 is as follows:

Company	Description
SHB MULTIPLE MEXICO	Newly established subsidiary

Nam An Securities Co., Ltd.	Acquisition

(b) The subsidiary that was newly included in consolidation during the year ended December 31, 2014 is as follows:

Company	Description
LLP MFO Shinhan Finance	Newly established subsidiary

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6.	Operating segments

(a) Segment information

The general descriptions by operating segments as of September 30, 2015 are as follows:

Segment	Description

Banking	Banking and related business

Credit card	Credit card business

Securities	Securities trading, underwriting and brokerage services

Life insurance	Life insurance and related business

Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(b)	The following tables provide information of income for each operating segment for the nine-month periods ended September 30, 2015 and 2014.

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	3,143,866	996,980	343,054	501,132	(27,426)	6,111	4,963,717
Net fees and commission income (loss)		647,460	187,390	209,706	23,796	146,453	1,625	1,216,430
Other income (expense), net		(2,348,688)	(545,507)	(311,783)	(408,735)	(121,402)	(26,645)	(3,762,760)

Operating income		1,442,638	638,863	240,977	116,193	(2,375)	(18,909)	2,417,387
Equity method income (loss)		10,897	—	(1,508)	(163)	4,689	64	13,979
Income tax expense (benefit)		319,975	136,752	57,081	27,116	23,569	(3,402)	561,091

Profit (loss) for the period	~~W~~	1,268,745	521,548	194,202	88,344	(24,169)	(25,504)	2,023,166

Controlling interest	~~W~~	1,268,539	521,548	194,202	88,344	(29,094)	(80,396)	1,963,143
Non-controlling interests		206	—	—	—	4,925	54,892	60,023

	2014
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	3,330,167	1,033,660	272,121	479,416	(59,514)	2,019	5,057,869
Net fees and commission income (loss)		601,023	199,588	150,053	21,510	138,624	(11,168)	1,099,630
Other income (expense), net		(2,336,721)	(599,025)	(323,956)	(399,231)	(126,857)	(27,248)	(3,813,038)

Operating income		1,594,469	634,223	98,218	101,695	(47,747)	(36,397)	2,344,461
Equity method income		10,695	—	14,035	—	4,499	1,981	31,210
Income tax expense (benefit)		348,771	147,242	31,054	27,977	16,546	(883)	570,707

Profit (loss) for the period	~~W~~	1,275,139	507,751	91,329	68,126	(89,424)	6,155	1,859,076

Controlling interest	~~W~~	1,274,804	507,751	91,329	68,126	(93,563)	(80,400)	1,768,047
Non-controlling interests		335	—	—	—	4,139	86,555	91,029

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(c)	The following tables provide information of net interest income of each operating segment for the nine-month periods ended September 30, 2015 and 2014.

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	3,148,412	1,027,267	347,238	500,368	(59,568)	—	4,963,717
Internal transactions		(4,546)	(30,287)	(4,184)	764	32,142	6,111	—

	~~W~~	3,143,866	996,980	343,054	501,132	(27,426)	6,111	4,963,717

	2014
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	3,335,092	1,060,113	278,065	477,137	(92,538)	—	5,057,869
Internal transactions		(4,925)	(26,453)	(5,944)	2,279	33,024	2,019	—

	~~W~~	3,330,167	1,033,660	272,121	479,416	(59,514)	2,019	5,057,869

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

7.	Cash and due from banks

(a)	Restricted due from banks as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Deposits denominated in won:
Reserve deposits	~~W~~	10,578,307	5,755,317
Others (*)		3,192,668	3,842,219

		13,770,975	9,597,536

Deposits denominated in foreign currency		915,964	666,620

	~~W~~	14,686,939	10,264,156

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8.	Trading assets

Trading assets as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Debt securities:
Governments	~~W~~	2,984,011	2,045,124
Financial institutions		6,185,438	8,302,174
Corporations		5,080,265	5,769,659
Commercial papers		3,792,913	3,790,597
CMA(*)		959,940	1,197,304
Others		175,521	171,540

		19,178,088	21,276,398
Equity securities:
Stocks		1,054,412	1,011,012
Beneficiary certificates		4,512,307	1,812,208
Others		—	38,002

		5,566,719	2,861,222
Other
Gold deposits		135,450	224,556

	~~W~~	24,880,257	24,362,176

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

9.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014	Reason
Debt securities	~~W~~	1,826,117	1,419,343	To manage and measure fair value and accounting mismatch
Equity securities (*)		1,212,559	791,175	To manage and measure fair value and accounting mismatch
Others		431,427	526,857	Hybrid financial instrument

	~~W~~	3,470,103	2,737,375

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of September 30, 2015 and December 31, 2014 are ~~W~~1,068,019 million and ~~W~~630,537 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

10.	Derivatives

(a)	The notional amounts of derivatives as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	53,142,563	31,812,684
Currency swaps		18,172,423	14,362,691
Currency options		3,067,856	774,869

		74,382,842	46,950,244
Exchange traded:
Currency futures		313,364	397,954

		74,696,206	47,348,198

Interest rates related:
Over the counter:
Interest rate swaps		48,722,632	62,274,495
Interest rate options		1,131,201	1,861,201

		49,853,833	64,135,696
Exchange traded:
Interest rate futures		1,817,280	1,236,960
Interest rate swaps (*)		28,851,899	17,943,000

		30,669,179	19,179,960

		80,523,012	83,315,656

Credit related:
Over the counter:
Credit swaps		1,177,403	385,333

Equity related:
Over the counter:
Equity swaps and forwards		3,925,761	4,168,373
Equity options		2,624,786	2,637,565

		6,550,547	6,805,938
Exchange traded:
Equity futures		352,675	223,607
Equity options		12,912,249	205,018

		13,264,924	428,625

		19,815,471	7,234,563

Commodity related:
Over the counter:
Commodity swaps and forwards		1,246,313	1,170,283
Commodity options		26,722	40,502

		1,273,035	1,210,785
Exchange traded:
Commodity futures		82,129	159,155

		1,355,164	1,369,940

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2015		2014
Hedge:
Currency forwards		1,172,992	685,348
Currency swaps		2,302,996	2,178,614
Interest rate swaps		6,974,969	8,306,680

		10,450,957	11,170,642

	~~W~~	188,018,213	150,824,332

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(b)	Fair values of derivative instruments as of September 30, 2015 and December 31, 2014 are as follows:

	2015			2014
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,170,418	1,055,242	440,089	509,555
Currency swaps		529,897	733,030	247,236	272,584
Currency options		43,138	21,890	4,440	5,048

		1,743,453	1,810,162	691,765	787,187
Exchange traded:
Currency futures		38	—	175	—

		1,743,491	1,810,162	691,940	787,187

Interest rates related:
Over the counter:
Interest rate swaps		566,364	567,610	564,432	509,140
Interest rate options		11,128	12,944	10,147	16,614

		577,492	580,554	574,579	525,754
Exchange traded:
Interest rate futures		309	530	213	45

		577,801	581,084	574,792	525,799

Credit related:
Over the counter:
Credit swaps		14,212	17,964	1,640	15,484

Equity related:
Over the counter:
Equity swap and forwards		51,236	743,101	59,440	(17,352)
Equity options		64,237	82,809	64,626	145,608

		115,473	825,910	124,066	128,256
Exchange traded:
Equity futures		426	541	201	258
Equity options		6,974	26,615	2,540	104

		7,400	27,156	2,741	362

		122,873	853,066	126,807	128,618

Commodity related:
Over the counter:
Commodity swaps and forwards		12,432	150,757	12,663	134,400
Commodity options		566	—	1,814	3

		12,998	150,757	14,477	134,403
Exchange traded:
Commodity futures		212	1,018	1,512	4,909

		13,210	151,775	15,989	139,312

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2015			2014
	Assets		Liabilities	Assets	Liabilities
Hedge:
Currency forwards		2,212	65,206	1,127	19,712
Currency swaps		143,750	27,184	38,997	50,788
Interest rate swaps		85,934	88,832	117,015	50,655

		231,896	181,222	157,139	121,155

	~~W~~	2,703,483	3,595,273	1,568,307	1,717,555

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	47,396	30,744	(52,685)	(116,161)
Currency swaps		(109,269)	(143,576)	(88,269)	29,025
Currency options		23,914	25,812	2,296	(998)

		(37,959)	(87,020)	(138,658)	(88,134)
Exchange traded:
Currency futures		231	(234)	1,564	1,584

		(37,728)	(87,254)	(137,094)	(86,550)

Interest rates related:
Over the counter:
Interest rate swaps		(8,719)	(65,075)	(8,216)	(47,927)
Interest rate options		88	(557)	337	(410)

		(8,631)	(65,632)	(7,879)	(48,337)
Exchange traded:
Interest rate futures		140	(241)	827	15

		140	(241)	827	15

		(8,491)	(65,873)	(7,052)	(48,322)

Credit related:
Over the counter:
Credit swaps		20,675	4,066	(8,733)	(12,242)

Equity related:
Over the counter:
Equity swap and forwards		(676,064)	(836,803)	(77,282)	(8,076)
Equity options		(9,291)	7,052	(7,273)	(9,526)

		(685,355)	(829,751)	(84,555)	(17,602)
Exchange traded:
Equity futures		829	2,177	3,041	2,894
Equity options		(17,877)	(18,447)	51	75

		(17,048)	(16,270)	3,092	2,969

		(702,403)	(846,021)	(81,463)	(14,633)

Commodity related:
Over the counter:
Commodity swaps and forwards		(23,526)	(87,655)	(60,623)	(38,164)
Commodity options		(38)	(425)	976	(202)

		(23,564)	(88,080)	(59,647)	(38,366)
Exchange traded:
Commodity futures		(4,493)	(4,475)	(4,031)	(364)

		(28,057)	(92,555)	(63,678)	(38,730)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Hedge:
Currency forwards		(40,340)	(54,033)	(15,155)	(6,919)
Currency swaps		97,535	129,315	36,701	1,200
Currency options		—	—	(11,698)	(11,698)
Interest rate swaps		35,376	(48,506)	46,028	149,001

		92,571	26,776	55,876	131,584

	~~W~~	(663,433)	(1,060,861)	(242,144)	(68,893)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

11.	Loans

(a)	Loans as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Household loans	~~W~~	90,903,151	84,929,702
Corporate loans		122,068,200	113,989,749
Public and other		2,133,173	2,135,127
Loans to banks		5,076,183	4,683,996
Card receivables		17,672,862	18,140,810

		237,853,569	223,879,384
Discount		(25,660)	(37,458)
Deferred loan origination costs and fees		334,249	276,627

		238,162,158	224,118,553
Allowance for credit losses		(2,428,357)	(2,500,864)

	~~W~~	235,733,801	221,617,689

(b)	Changes in the allowance for credit losses for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were as follows:

	2015				2014
	Loan		Others (*2)	Total	Loan	Others (*2)	Total

Beginning balance	~~W~~	2,500,865	118,353	2,619,218	2,476,451	98,617	2,575,068
Provision for (reversal of) allowance		852,501	(5,517)	846,984	894,722	49,706	944,428
Write-offs		(968,517)	(12,894)	(981,411)	(1,107,143)	(33,742)	(1,140,885)
Effect of discounting (*1)		(21,800)	—	(21,800)	(42,274)	—	(42,274)
Disposal		(94,146)	—	(94,146)	(37,802)	—	(37,802)
Recoveries		211,482	3,532	215,014	390,498	4,216	394,714
Others (*3)		(52,028)	(5,920)	(57,948)	(73,587)	(444)	(74,031)

Ending balance	~~W~~	2,428,357	97,554	2,525,911	2,500,865	118,353	2,619,218

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

12.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Available-for-sale financial assets:
Debt securities (*1):
Government bonds	~~W~~	3,980,601	4,007,317
Financial institution bonds		13,351,438	11,922,184
Corporate bonds and others		9,799,684	10,926,161

		27,131,723	26,855,662
Equity securities (*2):
Stocks		2,160,092	2,416,482
Equity investments		694,879	614,566
Beneficiary certificates		1,852,273	1,427,387
Others		75,671	103,917

		4,782,915	4,562,352

		31,914,638	31,418,014

Held-to-maturity financial assets:
Debt securities:
Government bonds		9,062,605	7,794,704
Financial institutions bonds		1,524,521	1,573,869
Corporate bonds		5,437,161	4,004,811

		16,024,287	13,373,384

	~~W~~	47,938,925	44,791,398

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~140,458 million and ~~W~~110,425 million as of September 30, 2015 and December 31, 2014, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Gain on sale of available-for-sale financial assets	~~W~~	188,451	739,468	209,576	607,432
Loss on sale of available-for-sale financial assets		(28,540)	(46,187)	(10,648)	(25,011)

	~~W~~	159,911	693,281	198,928	582,421

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates

(a)	Investments in associates as of September 30, 2015 and December 31, 2014 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2015	2014
BNP Paribas Cardif Life Insurance (*1),(*3)	Korea	June 30	14.99	14.99
Aju Capital Co., Ltd. (*1),(*2)	”	”	12.85	12.85
UAMCO., Ltd. (*2)	”	September 30	17.50	17.50
Pohang TechnoPark 2PFV (*2)	”	”	14.90	14.90
Daewontos Co., Ltd. (*1),(*6)	”	June 30	36.33	36.33
Inhee Co., Ltd. (*1),(*2),(*6)	”	”	15.36	15.36
DAEGY Electrical Construction Co., Ltd. (*1)(*6)	”	”	27.45	27.45
Kukdong Engineering & Construction Co., LTD. (*1)(*2)(*6)	”	”	14.30	14.30
YEONWOONG SYSTEM (*1)(*6)	”	”	21.77	—
DOODOO LOGITECH (*1)(*6)	”	”	27.96	—
Neoplux Technology Valuation Investment Fund (*8)	”	September 24	33.33	—
EQP Global Energy Infrastructure Private Equity Fund (*1)	”	June 30	22.64	—
BANK METRO EXPRESS	Indonesia	July 31	40.00	—
SHC-IMM New Growth Fund (*5)	”	September 30	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
Miraeasset 3rd Investment Fund	”	”	50.00	50.00
STI New Growth Engine Investment Fund	”	”	50.00	50.00
Shinhan K2 Secondary Fund (*4)	”	”	10.75	10.75
TS2013-6 M&A Investment Fund	”	”	25.00	25.00
KDB Daewoo Ruby PEF	”	”	20.00	20.00
Dream High Fund III (*5)	”	”	54.55	54.55
Haejin Shipping Co., Ltd.	Hong Kong	”	24.00	24.00
SHC-EN Fund	Korea	”	43.48	43.48
SP New Technology Business investment Fund I	”	”	23.26	23.26
Albatross Growth Fund	”	”	36.36	36.36
Asia Pacific No.39 Ship Investment Co., Ltd.	”	”	50.00	—
Midas Dong-A Snowball Venture Fund (*5)	”	”	53.33	—
IBKS-Shinhan Creative Economy New Technology Fund (*4)	”	”	5.00	—
SH Rental Service	”	”	20.00	—
SM New Technology Business Investment Fund I	”	”	36.36	—
Shinhan 2014-1 New Technology Business Investment Fund (*4)	”	”	1.00	—
APC Fund	Cayman Islands	”	25.18	25.18
BNH-CJ Bio Healthcare Fund (*7)	Korea	”	26.67	25.00
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	”	”	50.00	50.00
Arkone Asia Access Offshore Feeder Fund Limited	Cayman Islands	”	—	23.64
Shinhan Praxis K-Growth Global Private Equity Fund	Korea	”	18.87	—
BNPParibas Cardif General Insurance (*1)(*2)	”	June 30	10.00	10.00
Shinhan-Stonebridge Petro PEF (*4)	”	September 30	1.82	1.82

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	Financial statements as of June 30, 2015 and July 31, 2015 were used for the equity method since the Group could not have the financial statements as of September 30, 2015. Significant trades and events occurred within the period were properly reflected.
(*2)	The Group applies the equity method accounting as the Group has a significant influence on the financial and operating policies of the investee through electing investees’ board members and presenting in decision making bodies of the investee.
(*3)	The Group can have a significant influence on the investees through important business transactions.
(*4)	As a managing partner, the Group can have a significant influence over the investees.
(*5)	As a limited partner, the Group does not have ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*6)	The shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.
(*7)	Innopolis-CJ Bio Healthcare Fund changed the name to BNH-CJ Bio Healthcare Fund.
(*8)	Financial statements at the point of establishment were used for the equity method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(b)	Changes in investments in associates for the six-month period ended September 30, 2015 and December 31, 2014 were as follows:

	2015
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehen-sive income	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	56,776	—	(749)	2,461	58,488
Aju Capital Co., Ltd. (*1)		30,426	(1,849)	4,951	(491)	33,037
UAMCO., Ltd.		114,238	—	9,788	(3)	124,023
Pohang TechnoPark 2PFV		1,977	—	(1)	—	1,976
Daewontos Co., Ltd. (*2)		—	—	—	—	—
Inhee Co., Ltd.		531	—	(281)	—	250
DAEGY Electrical Construction Co., Ltd.		44	—	144	—	188
Kukdong Engineering & Construction Co., LTD.		7,158	—	(3,325)	3,365	7,198
YEONWOONG SYSTEM		—	—	96	—	96
DOODOO LOGITECH		—	—	318	—	318
Neoplux Technology Valuation Investment Fund		—	2,000	—	—	2,000
EQP Global Energy Infrastructure Private Equity Fund		—	69	—	—	69
BANK METRO EXPRESS		—	25,300	—	—	25,300
SHC-IMM New Growth Fund		8,948	(3,472)	1,048	—	6,524
QCP New Technology Fund 20th		270	(121)	(100)	—	49
Miraeasset 3rd Investment Fund		4,022	(2,251)	2,852	(708)	3,915
STI New Growth Engine Investment Fund		2,458	—	2	333	2,793
Shinhan K2 Secondary Fund		3,006	(1,684)	1,060	(60)	2,322
TS2013-6 M&A Investment Fund		1,581	(174)	(193)	921	2,135
KDB Daewoo Ruby PEF		7,704	(860)	(62)	—	6,782
Dream High Fund III		2,963	(659)	238	(258)	2,284
Haejin Shipping Co., Ltd.		1,035	—	(41)	101	1,095
SHC-EN Fund		3,992	—	(35)	—	3,957
SP New Technology Business investment Fund I		1,999	—	(21)	—	1,978
Albatross Growth Fund		1,200	—	(10)	2,501	3,691
Asia Pacific No.39 Ship Investment Co., Ltd.		—	5,569	259	—	5,828
Midas Dong-A Snowball Venture Fund		—	1,200	(11)	—	1,189
IBKS-Shinhan Creative Economy New Technology Fund		—	150	(1)	—	149
SH Rental Service		—	100	—	—	100
SM New Technology Business Investment Fund I		—	2,000	(23)	—	1,977
Shinhan 2014-1 New Technology Business Investment Fund (*4)		—	61	(1)	56	116
APC Fund		35,139	561	(5,640)	2,671	32,731
BNH-CJ Bio Healthcare Fund		5,072	375	1,690	—	7,137
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,000	(1,262)	1,427	—	28,165
Arkone Asia Access Offshore Feeder Fund Limited		5,013	(5,566)	919	(366)	—
Byeollae Development REIT CO., Ltd.		—	19	(19)	—	—
Shinhan Praxis K-Growth Global Private Equity Fund		—	4,745	(93)	—	4,652
BNPParibas Cardif General Insurance		1,295	728	(163)	—	1,860
Shinhan-Stonebridge Petro PEF		17,029	(4)	(44)	—	16,981

	~~W~~	341,876	24,975	13,979	10,523	391,353

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	The market values of investments are ~~W~~51,173 million as of September 30, 2015 based on the quoted market price.
(*2)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2014
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Transfer out	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	51,250	(84)	1,216	4,394	—	56,776
Aju Capital Co., Ltd. (*1)		28,223	(1,105)	3,438	(130)	—	30,426
UAMCO., Ltd.		139,271	(35,043)	10,066	(56)	—	114,238
Pohang TechnoPark 2PFV		2,847	—	(870)	—	—	1,977
Daewontos Co., Ltd. (*2)		—	—	—	—	—	—
Inhee Co., Ltd.		361	—	170	—	—	531
DAEGY Electrical Construction., LTD.		—	—	41	3	—	44
Kukdong Engineering & Construction CO., LTD.		—	9,092	(1,990)	56	—	7,158
Shinhan Corporate Restructuring Fund 5th (*3)		—	—	—	—	—	—
SHC-IMM New Growth Fund		9,149	—	(201)	—	—	8,948
QCP New Technology Fund 20 th		249	—	21	—	—	270
Miraeasset 3rd Investment Fund		5,736	(3,540)	1,916	(90)	—	4,022
STI New growth engine Investment Fund		2,509	—	(51)	—	—	2,458
Aju 4th Investment Fund		1,580	(1,261)	(319)	—	—	—
Medici 2nd Investment Fund		3,172	(3,838)	666	—	—	—
AJU-SHC WIN-WIN Company Fund 3		5,256	(7,211)	1,955	—	—	—
Shinhan K2 Secondary Fund		3,362	(623)	207	60	—	3,006
KDB Daewoo Securities Platinum PEF		6,563	(6,542)	(21)	—	—	—
FAMILY FOOD CO., LTD.		4,671	(4,211)	—	(460)	—	—
TS-6 M&A Investment Fund		3,911	(1,952)	543	(921)	—	1,581
KDB Daewoo Ruby PEF		—	6,918	786	—	—	7,704
Dream High Fund III		—	3,000	(37)	—	—	2,963
PT Clemont Finance Indonesia		5,580	—	(405)	1,568	(6,743)	—
Haejin Shipping Co. Ltd.		1,015	—	(10)	30	—	1,035
SHC-EN Fund		—	4,000	(8)	—	—	3,992
SP New Technology Business investment Fund I		—	2,000	(1)	—	—	1,999
Albatross Growth Fund		—	1,200	—	—	—	1,200
APC Fund		22,734	94	10,382	1,929	—	35,139
Truston Falcon Asia US Feeder Fund		10,841	(11,222)	279	102	—	—
Innopolis-CJ Bio Healthcare Fund		3,969	—	1,103	—	—	5,072
Korea investment gong-pyeong office real estate investment trust 2nd		—	26,540	1,460	—	—	28,000
Arkone Asia Access Offshore Feeder Fund Limited		—	5,141	(493)	365	—	5,013
BNPParibas Cardif General Insurance		—	1,290	5	—	—	1,295
Shinhan-stonebridge Petro PEF		16,318	(21)	732	—	—	17,029

	~~W~~	328,567	(17,378)	30,580	6,850	(6,743)	341,876

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	The market values of investments are ~~W~~47,624 million as of December 31, 2014 based on the quoted market price.
(*2)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.
(*3)	The Group has recognized impairment loss on the investments during the year ended December 31, 2013 and the fund was liquidated during the year ended December 31, 2014.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(c)	Condensed balance sheet information of associates as of September 30, 2015 and December 31, 2014 are as follows:

	2015			2014
Investees	Asset		Liability	Asset	Liability
BNP Paribas Cardif Life Insurance	~~W~~	4,184,266	3,792,866	3,890,674	3,510,712
Aju Capital Co., Ltd.		6,826,256	6,086,277	6,428,736	5,714,874
UAMCO., Ltd.		3,843,778	3,120,334	4,357,490	3,688,589
Pohang TechnoPark 2PFV		14,662	1,401	14,668	1,401
Daewontos Co., Ltd.		1,958	3,433	6,139	7,344
Inhee Co., Ltd.		11,432	9,816	16,284	12,826
DAEGY Electrical Construction Co.,Ltd.		1,237	552	1,278	1,119
Kukdong Engineering & Construction Co., LTD.		308,555	277,510	368,308	337,159
YEONWOONG SYSTEM		928	489	—	—
DOODOO LOGITECH		1,197	60	—	—
Neoplux Technology Valuation Investment Fund		6,000	—	—	—
EQP Global Energy Infrastructure Private Equity Fund		—	—	—	—
BANK METRO EXPRESS		74,270	54,394	—	—
SHC-IMM New Growth Fund		10,328	216	14,190	321
QCP New Technology Fund 20th		105	—	572	—
Miraeasset 3rd Investment Fund		7,865	35	8,215	172
STI New Growth Engine Investment Fund		5,587	—	4,916	—
Shinhan K2 Secondary Fund		21,595	—	27,998	7
TS2013-6 M&A Investment Fund		8,622	76	6,406	76
KDB Daewoo Ruby PEF		34,013	103	40,525	2,004
Dream High Fund III		4,185	—	5,432	—
PT Clemont Finance Indonesia		—	—	43,972	27,832
Haejin Shipping Co., Ltd.		4,791	232	4,523	211
SHC-EN Fund		9,101	—	9,183	2
SP New Technology Business investment Fund I		8,505	—	8,600	6
Albatross Growth Fund		10,169	15	3,301	—
Asia Pacific No.39 Ship Investment Co., Ltd.		11,657	33	—	—
Midas Dong-A Snowball Venture Fund		2,229	—	—	—
IBKS-Shinhan Creative Economy New Technology Fund		2,974	—	—	—
SH Rental Service		500	—	—	—
SM New Technology Business Investment Fund I		5,437	—	—	—
Shinhan 2014-1 New Technology Business Investment Fund		11,691	—	—	—
APC Fund		130,181	164	139,732	197
BNH-CJ Bio Healthcare Fund		26,760	—	20,294	2
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		56,340	8	56,022	22
Arkone Asia Access Offshore Feeder Fund Limited		—	—	67,403	46,195
Shinhan Praxis K-Growth Global Private Equity Fund		25,000	347	—	—
BNPParibas Cardif General Insurance		34,945	16,416	33,341	20,392
Shinhan-Stonebridge Petro PEF		932,649	823	935,256	807

	~~W~~	16,639,768	13,365,600	16,513,458	13,372,270

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Condensed income statement information for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were as follows:

	2015
Investees	Operating revenue		Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	399,487	(4,971)	16,409	11,438
Aju Capital Co., Ltd.		654,540	38,528	(3,823)	34,705
UAMCO., Ltd.		359,236	55,932	(13)	55,919
Pohang TechnoPark 2PFV		—	(7)	—	(7)
Daewontos Co., Ltd.		3,357	(269)	—	(269)
Inhee Co., Ltd.		3,209	(1,842)	—	(1,842)
DAEGY Electrical Construction Co.,Ltd.		65	526	—	526
Kukdong Engineering & Construction Co., LTD.		193,542	(23,258)	(3,110)	(26,368)
YEONWOONG SYSTEM		48	(35)	—	(35)
DOODOO LOGITECH		—	—	—	—
Neoplux Technology Valuation Investment Fund		—	—	—	—
EQP Global Energy Infrastructure Private Equity Fund		—	—	—	—
BANK METRO EXPRESS		—	—	—	—
SHC-IMM New Growth Fund		2,091	1,870	—	1,870
QCP New Technology Fund 20th		—	(212)	—	(212)
Miraeasset 3rd Investment Fund		5,752	5,703	(1,417)	4,286
STI New Growth Engine Investment Fund		—	3	667	670
Shinhan K2 Secondary Fund		10,185	9,848	(562)	9,286
TS2013-6 M&A Investment Fund		110	(132)	3,687	3,555
KDB Daewoo Ruby PEF		—	(311)	—	(311)
Dream High Fund III		522	436	(473)	(37)
Haejin Shipping Co., Ltd.		13	(170)	—	(170)
SHC-EN Fund		2	(80)	—	(80)
SP New Technology Business investment Fund I		—	(89)	—	(89)
Albatross Growth Fund		21	(26)	6,880	6,854
Asia Pacific No.39 Ship Investment Co., Ltd.		1,072	519	—	519
Midas Dong-A Snowball Venture Fund		20	(21)	—	(21)
IBKS-Shinhan Creative Economy New Technology Fund		1	(26)	—	(26)
SH Rental Service		—	—	—	—
SM New Technology Business Investment Fund I		11	(63)	—	(63)
Shinhan 2014-1 New Technology Business Investment Fund		—	(71)	5,671	5,600
APC Fund		—	(2,325)	(21,960)	(24,285)
BNH-CJ Bio Healthcare Fund		6,641	6,468	—	6,468
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		2,909	2,845	—	2,845
Shinhan Praxis K-Growth Global Private Equity Fund		—	(495)	—	(495)
BNPParibas Cardif General Insurance		7,050	(9,348)	1	(9,347)
Shinhan-Stonebridge Petro PEF		78	(2,408)	—	(2,408)

	~~W~~	1,649,962	76,519	1,957	78,476

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2014
Investees	Operating revenue		Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	483,911	5,852	29,293	35,145
Aju Capital Co., Ltd.		781,957	26,756	(1,016)	25,740
UAMCO., Ltd.		548,990	57,519	(319)	57,200
Pohang TechnoPark 2PFV		—	(5,839)	—	(5,839)
Daewontos Co., Ltd.		10,954	(2)	—	(2)
Inhee Co., Ltd.		5,041	1,105	—	1,105
DAEGY Electrical Construction., LTD.		286	148	—	148
Kukdong Engineering & Construction Co., LTD		57,654	(13,917)	347	(13,570)
Shinhan Corporate Restructuring Fund 5th		90	82	—	82
SHC-IMM New Growth Fund		102	(155)	—	(155)
QCP New Technology Fund 20th		51	45	—	45
Miraeasset 3rd Investment Fund		4,532	3,832	(182)	3,650
STI New Growth Engine Investment Fund		—	(110)	—	(110)
Aju 4th Investment Fund		143	(1,061)	—	(1,061)
Medici 2nd Investment Fund		3,000	1,218	—	1,218
AJU-SHC WIN-WIN Company Fund 3		2,278	2,787	—	2,787
Shinhan K2 Secondary Fund		3,545	1,935	562	2,497
KDB Daewoo Securities Platinum PEF		—	(111)	—	(111)
TS2013-6 M&A Investment Fund		56	(694)	(3,688)	(4,382)
KDB Daewoo Ruby PEF		4,422	3,929	—	3,929
Dream High Fund III		6	(68)	—	(68)
PT Clemont Finance Indonesia		1,362	87	—	87
Haejin Shipping Co., Ltd.		74	(41)	—	(41)
SHC-EN Fund		—	(19)	—	(19)
SP New Technology Business investment Fund		—	(6)	—	(6)
Albatross Growth Fund		1	1	—	1
APC Fund		13,756	40,426	—	40,426
Innopolis-CJ Bio Healthcare Fund		4,414	4,414	—	4,414
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		2,821	2,821	—	2,821
Arkone Asia Access Offshore Feeder Fund Limited		(1,349)	(2,087)	—	(2,087)
BNP Paribas Cardif General Insurance		4,021	(8,103)	183	(7,920)
Shinhan-Stonebridge Petro PEF		43,454	40,118	—	40,118

	~~W~~	1,975,572	160,862	25,180	186,042

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(d)	Reconciliation of the financial information to the carrying values of its interests in the associates as of September 30, 2015 and December 31, 2014 are as follow:

	2015
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
BNP Paribas Cardif Life Insurance	~~W~~	391,400	14.99	58,710	(222)	—	58,488
Aju Capital Co., Ltd. (*1)		689,173	12.85	88,559	—	(55,522)	33,037
UAMCO., Ltd. (*2)		708,720	17.50	124,023	—	—	124,023
Pohang TechnoPark 2PFV		13,261	14.90	1,976	—	—	1,976
Daewontos Co., Ltd. (*3)		(1,475)	36.33	(535)	—	535	—
Inhee Co., Ltd.		1,616	15.36	250	—	—	250
DAEGY Electrical Construction Co.,Ltd.		685	27.45	188	—	—	188
Kukdong Engineering & Construction Co., LTD. (*4)		33,596	14.30	4,803	—	2,395	7,198
YEONWOONG SYSTEM		439	21.77	96	—	—	96
DOODOO LOGITECH		1,137	27.96	318	—	—	318
Neoplux Technology Valuation Investment Fund		6,000	33.33	2,000	—	—	2,000
EQP Global Energy Infrastructure Private Equity Fund (*5)		—	22.64	—	—	69	69
BANK METRO EXPRESS		19,876	40.00	7,950	—	17,350	25,300
SHC-IMM New Growth Fund		10,112	64.52	6,524	—	—	6,524
QCP New Technology Fund 20th		105	47.17	49	—	—	49
Miraeasset 3rd Investment Fund		7,830	50.00	3,915	—	—	3,915
STI New Growth Engine Investment Fund		5,587	50.00	2,793	—	—	2,793
Shinhan K2 Secondary Fund		21,595	10.75	2,322	—	—	2,322
TS2013-6 M&A Investment Fund		8,546	25.00	2,135	—	—	2,135
KDB Daewoo Ruby PEF		33,910	20.00	6,782	—	—	6,782
Dream High Fund III		4,185	54.55	2,284	—	—	2,284
Haejin Shipping Co., Ltd.		4,559	24.00	1,095	—	—	1,095
SHC-EN Fund		9,101	43.48	3,957	—	—	3,957
SP New Technology Business investment Fund I		8,505	23.26	1,978	—	—	1,978
Albatross Growth Fund		10,154	36.36	3,691	—	—	3,691
Asia Pacific No.39 Ship Investment Co., Ltd. (*6)		11,624	50.00	5,812	—	16	5,828
Midas Dong-A Snowball Venture Fund		2,229	53.33	1,189	—	—	1,189
IBKS-Shinhan Creative Economy New Technology Fund		2,974	5.00	149	—	—	149
SH Rental Service		500	20.00	100	—	—	100
SM New Technology Business Investment Fund I		5,437	36.36	1,977	—	—	1,977
Shinhan 2014-1 New Technology Business Investment Fund		11,691	1.00	116	—	—	116
APC Fund		130,017	25.18	32,731	—	—	32,731
BNH-CJ Bio Healthcare Fund		26,760	26.67	7,137	—	—	7,137
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		56,332	50.00	28,165	—	—	28,165
Shinhan Praxis K-Growth Global Private Equity Fund		24,653	18.87	4,652	—	—	4,652
BNPParibas Cardif General Insurance		18,529	10.00	1,860	—	—	1,860
Shinhan-Stonebridge Petro PEF		931,826	1.82	16,981	—	—	16,981

	~~W~~	3,211,189		426,732	(222)	(35,157)	391,353

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method losses for the nine-month period ended September 30, 2015 and the cumulative unrecognized equity method losses as of September 30, 2015 are W98 million and W536 million, respectively.
(*4)	Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*5)	Other adjustments represent the expenses for the establishment paid in July according to the interests.
(*6)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2014
Investees	Net assets (a)		Owner- ship (%) (b)	Interests in the net assets (a)*(b)	Intra- group transactions	Other	Carrying value
BNP Paribas Cardif Life Insurance	~~W~~	379,962	14.99	56,991	(215)	—	56,776
Aju Capital Co., Ltd. (*1)		668,171	12.85	85,860	—	(55,434)	30,426
UAMCO., Ltd. (*2)		652,801	17.50	114,238	—	—	114,238
Pohang TechnoPark 2PFV		13,268	14.90	1,977	—	—	1,977
Daewontos Co., Ltd. (*3)		(1,205)	36.33	(438)	—	438	—
Inhee Co., Ltd.		3,458	15.36	531	—	—	531
DAEGY Electrical Construction Co.,Ltd.		159	27.48	44	—	—	44
Kukdong Engineering & Construction CO.,LTD. (*4)		33,318	14.30	4,763	—	2,395	7,158
SHC-IMM New Growth Fund		13,869	64.52	8,948	—	—	8,948
QCP New Technology Fund 20 th		572	47.17	270	—	—	270
Miraeasset 3rd Investment Fund		8,043	50.00	4,021	—	—	4,021
STI New growth engine Investment Fund		4,916	50.00	2,458	—	—	2,458
Shinhan K2 Secondary Fund		27,991	10.75	3,006	—	—	3,006
TS2013-6 M&A Investment Fund		6,330	25.00	1,581	—	—	1,581
KDB Daewoo Ruby PEF		38,521	20.00	7,704	—	—	7,704
Dream High Fund III		5,432	54.55	2,963	—	—	2,963
Haejin Shipping Co. Ltd.		4,312	24.00	1,035	—	—	1,035
SHC-EN Fund		9,181	43.48	3,992	—	—	3,992
SP New Technology Business investment Fund I		8,594	23.25	1,999	—	—	1,999
Albatross Growth Fund		3,301	36.36	1,200	—	—	1,200
APC Fund		139,535	25.18	35,139	—	—	35,139
Innopolis-CJ Bio Healthcare Fund		20,292	25.00	5,072	—	—	5,072
Korea investment gong-pyeong office real estate investment trust 2nd		56,000	50.00	28,000	—	—	28,000
Arkone Asia Access Offshore Feeder Fund Limited		21,208	23.64	5,014	—	—	5,014
BNPParibas Cardif General Insurance		12,949	10.00	1,295	—	—	1,295
Shinhan-stonebridge Petro PEF		934,449	1.82	17,029	—	—	17,029

	~~W~~	3,065,427		394,692	(215)	(52,601)	341,876

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method loss for year ended December 31, 2014 and the cumulative unrecognized equity method loss as of December 31, 2014 are ~~W~~1 million and ~~W~~438 million, respectively.
(*4)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

14.	Trading liabilities

Trading liabilities as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Securities sold	~~W~~	2,170,171	2,259,798
Gold deposits		455,875	428,936

	~~W~~	2,626,046	2,688,734

15.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Deposits	~~W~~	13,379	6,139
Equity-linked securities sold		6,344,712	6,671,481
Derivatives-combined securities sold		2,212,251	2,318,144
Securities sold		2,768	417

	~~W~~	8,573,110	8,996,181

16.	Debt securities issued

Debt securities issued as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	30,163,890
Subordinated debt securities issued	2.72~5.10		3,620,843
Gain and loss on fair value hedges			(6,752)
Bond issuance cost			(49,862)

			33,728,119

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.50		6,583,271
Gain and loss on fair value hedges			49,363
Bond issuance cost			(19,179)

			6,613,455

		~~W~~	40,341,574

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

16.	Debt securities issued (continued)

	2014
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.91	~~W~~	27,567,890
Subordinated debt securities issued	3.41~5.10		3,321,239
Gain and loss on fair value hedges			34,277
Bond issuance cost			(56,050)

			30,867,356

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.50		6,443,377
Gain and loss on fair value hedges			46,850
Bond issuance cost			(22,971)

			6,467,256

		~~W~~	37,334,612

17.	Employee benefits

(a)	Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Present value of defined benefit obligations	~~W~~	1,487,566	1,346,881
Fair value of plan assets		(1,131,829)	(1,037,424)

Recognized liabilities for defined benefit obligations	~~W~~	355,737	309,457

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Current service costs	~~W~~	38,828	120,363	33,314	100,805
Net interest expense		5,054	9,746	860	2,811
Past service costs		—	—	(14,306)	(14,306)

	~~W~~	43,882	130,109	19,868	89,310

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

18.	Provisions

Provisions as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Asset retirement obligations	~~W~~	45,785	44,181
Expected loss related to litigation		30,372	33,377
Unused credit commitments		426,702	402,877
Bonus card point reward program		28,854	33,113
Financial guarantee contracts issued		76,519	107,209
Others		85,446	73,408

	~~W~~	693,678	694,165

(*)	Refer to the note 27. Commitments and contingencies.

19.	Liabilities under insurance contracts

(a)	Insurance liabilities as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Policy reserve	~~W~~	19,469,185	17,763,576
Policyholder’s equity adjustment		19,455	12,704

	~~W~~	19,488,640	17,776,280

(b)	Income or expenses on insurance contracts for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Insurance income:
Premium income	~~W~~	1,098,739	3,297,403	1,040,093	3,122,587
Reinsurance income		675	1,861	591	1,819
Separate account income		3,790	14,679	5,110	12,784

		1,103,204	3,313,943	1,045,794	3,137,190
Insurance expenses:
Claims paid		(466,541)	(1,444,446)	(472,408)	(1,384,658)
Reinsurance premium expenses		(1,405)	(3,814)	(1,155)	(3,287)
Provision for policy reserves		(576,739)	(1,705,620)	(518,518)	(1,573,572)
Separate account expenses		(3,791)	(14,670)	(5,110)	(12,784)
Discount charge		(120)	(336)	(93)	(294)
Acquisition costs		(148,722)	(451,282)	(127,299)	(370,702)
Collection expenses		(3,563)	(10,455)	(3,792)	(10,384)
Deferred acquisition costs		88,299	300,734	91,805	266,973
Amortization of deferred acquisition costs		(93,620)	(310,825)	(113,161)	(352,579)

		(1,206,202)	(3,640,714)	(1,149,731)	(3,441,287)

Net loss on insurance	~~W~~	(102,998)	(326,771)	(103,937)	(304,097)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

20.	Equity

(a)	Equity as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		736,898	537,443
Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566

		9,887,335	9,887,335

Capital adjustments		(423,536)	(393,405)

Accumulated other comprehensive income, net of tax:
Valuation gain on available-for-sale financial assets		934,813	1,092,622
Equity in other comprehensive income of associates		15,520	6,945
Foreign currency translation adjustments for foreign operations		(109,075)	(158,107)
Net loss from cash flow hedges		(17,925)	(15,134)
Other comprehensive income of separate account		11,505	5,703
Actuarial losses		(334,161)	(294,135)

		500,677	637,894

Retained earnings		17,294,805	15,869,779

Non-controlling interest		1,033,407	1,330,809

	~~W~~	31,674,639	30,514,908

(b)	Hybrid bond

Hybrid bond classified as other equity instrument as of September 30, 2015 and December 31, 2014 is as follows:

Issue date	Maturity date	Interest rate (%)	2015		2014
October 24, 2011	October 24, 2041	5.80	~~W~~	238,582	238,582
May 22, 2012	May 22, 2042	5.34		298,861	298,861
June 25, 2015	June 25, 2045	4.38		199,455	—

			~~W~~	736,898	537,443

The hybrid bonds above can be repaid early at value after 5 or 10 years from the date of issuance, and the Company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

20.	Equity (continued)

(c)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 are as follows:

	2015
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for- sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	~~W~~	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894
Change due to fair value		276,726	10,515	—	—	7,655	—	294,896
Reclassification:
Change due to impairment or disposal		(523,547)	—	—	—	—	—	(523,547)
Effect of hedge accounting		—	—	—	(166,012)	—	—	(166,012)
Hedging		(688)	—	(56,536)	162,330	—	—	105,106
Effects from exchange rate fluctuations		39,612	—	96,962	—	—	—	136,574
Remeasurements of the defined benefit plans		—	—	—	—	—	(55,834)	(55,834)
Deferred income taxes		50,556	(1,940)	7,172	891	(1,853)	13,361	68,187
Non-controlling interests		(468)	—	1,434	—	—	2,447	3,413

Ending balance	~~W~~	934,813	15,520	(109,075)	(17,925)	11,505	(334,161)	500,677

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

20.	Equity (continued)

	2014
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for- sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	~~W~~	958,115	690	(146,123)	1,244	(117)	(140,842)	672,967
Change due to fair value		629,374	6,849	—	—	7,678	—	643,901
Reclassification:
Change due to impairment or disposal		(479,184)	—	—	—	—	—	(479,184)
Effect of hedge accounting		—	—	—	(96,405)	—	—	(96,405)
Hedging		2,181	—	15,622	74,798	—	—	92,601
Effects from exchange rate fluctuations		21,468	—	(30,376)	—	—	—	(8,908)
Remeasurements of the defined benefit plans		—	—	—	—	—	(203,300)	(203,300)
Deferred income taxes		(37,931)	(594)	1,886	5,229	(1,858)	48,884	15,616
Non-controlling interests		(1,401)	—	884	—	—	1,123	606

Ending balance	~~W~~	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

20.	Equity (continued)

(d)	Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 are as follows:

	2015		2014
Beginning balance	~~W~~	2,235,402	2,236,131
Planned regulatory reversal of loan losses		(129,126)	(729)

Ending balance	~~W~~	2,106,276	2,235,402

ii)	Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Profit for the period	~~W~~	679,003	1,963,143	632,008	1,768,047
Provision for (reversal of) regulatory reserve for loan losses		1,531	131,742	23,140	(9,505)

Profit for the period adjusted for regulatory reserve	~~W~~	680,534	2,094,885	655,148	1,758,542

Basic and diluted earnings per share adjusted for regulatory reserve in won	~~W~~	1,382	4,268	1,333	3,563

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

21.	Net interest income

Net interest income for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Interest income:
Cash and due from banks	~~W~~	53,687	175,480	62,870	175,464
Trading assets		116,553	393,519	149,479	434,145
Financial assets designated at fair value through profit or loss		12,810	38,761	9,780	24,506
Available-for-sale financial assets		162,906	503,943	202,428	629,436
Held-to-maturity financial assets		140,534	399,868	135,282	388,141
Loans		2,230,203	6,774,194	2,451,274	7,308,471
Others		27,624	88,858	35,043	108,565

		2,744,317	8,374,623	3,046,156	9,068,728
Interest expense:
Deposits		(676,069)	(2,201,700)	(882,269)	(2,612,426)
Borrowings		(68,453)	(250,368)	(113,241)	(344,051)
Debt securities issued		(294,683)	(900,540)	(318,388)	(994,514)
Others		(28,158)	(58,298)	(21,696)	(59,868)

		(1,067,363)	(3,410,906)	(1,335,594)	(4,010,859)

Net interest income	~~W~~	1,676,954	4,963,717	1,710,562	5,057,869

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

22.	Net fees and commission income

Net fees and commission income for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Fees and commission income:
Credit placement fees	~~W~~	18,205	56,766	15,444	45,960
Commission received as electronic charge receipt		34,422	102,984	34,266	101,349
Brokerage fees		112,496	327,730	83,957	241,953
Commission received as agency		39,225	125,833	45,917	146,179
Investment banking fees		21,631	53,516	11,234	29,822
Commission received in foreign exchange activities		40,958	119,612	36,077	104,767
Asset management fees		23,492	63,247	15,285	43,682
Credit card fees		594,955	1,733,211	560,132	1,621,222
Others		103,164	321,810	99,349	293,870

		988,548	2,904,709	901,661	2,628,804
Fees and commission expense:
Credit-related fee		(8,306)	(32,567)	(7,860)	(22,926)
Credit card fees		(460,696)	(1,366,663)	(440,778)	(1,258,715)
Others		(100,188)	(289,049)	(85,771)	(247,533)

		(569,190)	(1,688,279)	(534,409)	(1,529,174)

Net fees and commission income	~~W~~	419,358	1,216,430	367,252	1,099,630

23.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Impairment losses on:
Loans	~~W~~	(205,808)	(852,501)	(250,831)	(724,723)
Available-for-sale financial assets		(66,823)	(168,270)	(32,609)	(145,949)
Other financial assets		—	—	(20,338)	(33,891)

		(272,631)	(1,020,771)	(303,778)	(904,563)
Reversal of impairment losses on:
Available-for-sale financial assets		—	6,418	—	7,403
Other financial assets		(1,227)	5,517	—	—

		(1,227)	11,935	—	7,403

	~~W~~	(273,858)	(1,008,836)	(303,778)	(897,160)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

24.	General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Employee benefits:
Salaries	~~W~~	612,048	1,855,221	602,007	1,789,957
Severance benefits:
- Defined contribution		5,045	14,716	4,447	13,591
- Defined benefit		41,007	124,367	19,868	89,310
Termination benefits		—	3,126	8,495	13,392

		658,100	1,997,430	634,817	1,906,250

Rent		88,856	258,083	87,590	261,702
Entertainment		7,238	21,404	9,096	23,416
Depreciation		48,715	146,959	50,052	151,522
Amortization		18,846	55,463	28,192	84,925
Taxes and dues		50,157	157,926	40,150	131,913
Advertising		71,447	174,353	55,349	141,781
Research		3,428	9,997	2,940	8,641
Service fee		54,843	126,648	44,346	130,054
Others		98,072	292,524	95,703	295,229

	~~W~~	1,099,702	3,240,787	1,048,235	3,135,433

25.	Income tax expense

Income tax expense for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Current income tax expense	~~W~~	147,652	454,881	179,872	494,360
Origination and reversal of temporary differences		2,263	36,170	27,775	73,187
Income tax recognized in other comprehensive income		25,805	70,040	(2,334)	3,160

Income tax expenses	~~W~~	175,720	561,091	205,313	570,707

Effective tax rate	%	20.11%	21.71%	23.96%	23.49%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

26.	Earnings per share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Net income for the period	~~W~~	679,003	1,963,143	632,008	1,768,047
Less:
Dividends on preferred stock		15,612	46,326	15,612	46,326
Dividends on hybrid bond		9,686	24,789	7,495	22,455

		25,298	71,115	23,107	68,781

Net income available for common stock	~~W~~	653,705	1,892,028	608,901	1,699,266

Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587

Basic and diluted earnings per share in won	~~W~~	1,379	3,990	1,284	3,583

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

27.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Guarantees
Guarantees outstanding	~~W~~	10,772,009	10,796,896
Contingent guarantees		3,320,222	4,335,333

		14,092,231	15,132,229

Commitments to extend credit
Loan commitments in won		52,083,668	52,723,778
Loan commitments in foreign currency		22,911,940	20,195,691
ABS and ABCP commitments		2,559,461	2,143,308
Others		1,363,210	1,226,604

		78,918,279	76,289,381

Endorsed bills
Secured endorsed bills		28,460	51,043
Unsecured endorsed bills		9,417,578	10,914,587

		9,446,038	10,965,630

Loans sold with recourse		2,099	2,099

	~~W~~	102,458,647	102,389,339

(b)	Legal contingencies

As of September 30, 2015, the Group was involved in 219 pending lawsuits as a defendant (total claim amount: ~~W~~571,747 million) and recorded a provision of ~~W~~30,372 million and a reserve (liabilities under insurance contracts) of ~~W~~1,617 million, respectively, with respect to these lawsuits. As of December 31, 2014, the recorded provision and the reserve with respect to the lawsuits were, ~~W~~33,377 million and ~~W~~1,161 million, respectively.

28.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Cash and due from banks	~~W~~	25,290,588	20,608,513
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(3,907,751)	(4,739,947)
Restricted due from banks		(14,686,939)	(10,264,156)

	~~W~~	6,695,898	5,604,410

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

29.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of September 30, 2015 and December 31, 2014 are as follows:

Related party	Account	2015		2014
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	~~W~~	49,988	49,980
”	Loans and receivables		160,000	200,000
”	Credit card assets		766	2,011
”	Allowances		(470)	(624)
”	Deposits		814	1,184
”	Provisions		118	78
UAMCO., Ltd.	Credit card assets		47	43
”	Allowances		—	(1)
”	Deposits		416	28,801
”	Provisions		47	50
Pohang TechnoPark2PFV	Deposits		14,660	14,666
BNP Paribas Cardif Life Insurance	Accounts receivable		20,125	115
”	Credit card assets		148	119
”	Allowances		(1)	(1)
”	Accrued expenses		187	—
”	Deposits		701	194
”	Provisions		1	1
BNP Paribas Cardif General Insurance	Credit card assets		23	26
”	Allowances		—	(1)
”	Deposits		15	7
Kukdong Engineering & Construction CO.,LTD.	Credit card assets		39	17
”	Allowances		—	(1)
”	Deposits		6,129	6,986
”	Provisions		15	—
Dream High Fund III	Deposits		386	301
Miraeasset 3rd Investment Fund	Deposits		6,063	1,777
KDB Daewoo Ruby PEF	Deposits		12	2,025
SH Rental Service	Deposits		216	—
Midas Dong-A Snowball Venture Fund	Deposits		229	—
IBKS-Shinhan Creative Economy New Technology Fund	Deposits		2,974	—
SP New Technology Business investment Fund I	Accounts receivable		—	5
”	Deposits		282	—
Shinhan 2014-1 New Technology Business Investment Fund	Deposits		20	—
Key management personnel and their immediate relatives:	Loans and receivables		3,623	4,642

	Assets	~~W~~	234,288	256,330
	Liabilities		33,285	56,070

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

29.	Related parties (continued)

(b)	Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

Related party	Account	2015			2014
		Three-month period		Nine-month period	Three-month period	Nine-month period
Investments in associates:
Aju Capital Co., Ltd.	Interest income	~~W~~	1,425	5,253	—	1,476
”	Fees and commission income		18	59	—	224
”	Other operating income		49	158	263	377
”	Reversal of credit losses		—	6	—	—
”	Interest expense		—	(1)	—	(1)
”	Fees and commission expense		(131)	(555)	—	(681)
”	Other operating expense		(40)	(40)	—	—
”	Allowance for credit losses		—	148	(6)	(346)
UAMCO., Ltd.	Interest income		—	—	46	74
”	Fees and commission income		2	7	(3)	—
”	Other operating income		—	3	2	2
”	Reversal of credit losses		(1)	—	—	—
”	Interest expense		—	—	—	(1)
”	Allowance for credit losses		—	—	—	(6)
Pohang TechnoPark2PFV	Interest expense		(4)	(11)	(4)	(11)
BNP Paribas Cardif Life Insurance	Fees and commission income		389	1,427	407	1,169
”	Allowance for credit losses		1	—	—	—
	Non-operating expense		—	(847)	—	—
”	Other operating expense		(2)	(5)	(2)	(3)
Kukdong Engineering & Construction Co., LTD.	Fees and commission income		12	20	7	7
”	Reversal of credit losses		(1)	—	—	—
”	Interest expense		(12)	(25)	(20)	(20)
”	Fees and commission expense		(1)	(3)	(2)	(2)
”	Other operating expense		—	(15)	—	—
BNP Paribas Cardif General Insurance	Fees and commission income		3	9	—	6
”	Allowance for credit losses		1	—	—	—
”	Reversal of credit losses		—	—	(1)	—
Shinhan K2 Secondary Fund	Fees and commission income		—	116	199	233
Dream High Fund III	Interest expense		(2)	(5)	—	(4)
Miraeasset 3rd Investment Fund	Interest expense		(1)	(3)	—	—
Midas Dong-A Snowball Venture Fund	Fees and commission income		21	21	—	—
”	Interest expense		(2)	(2)	—	—
Shinhan 2014-1 New Technology Business Investment Fund	Fees and commission income		23	69	—	—
SHC-EN Fund	Fees and commission income		40	40	—	—
SP New Technology Business Investment Fund I	Fees and commission income		18	55	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

29.	Related parties (continued)

Related party	Account	2015			2014
		Three-month period		Nine-month period	Three-month period	Nine-month period
Investments in associates:
IBKS-Shinhan Creative Economy New Technology Fund	Fees and commission income		11	27	—	—
”	Interest expense		(1)	(2)	—	—
SH rental service	Interest expense		—	(1)	—	—
SM New Technology Business Investment Fund I	Fees and commission income		—	41	—	—
YEONWOONG SYSTEM	Interest income		—	—	10	10
”	Other operating income		—	—	3	3

Key management personnel and their immediate relatives:	Interest income		38	91	42	123

		~~W~~	1,853	6,035	941	2,629

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

29.	Related parties (continued)

(c)	Key management personnel compensation

Key management personnel compensation for the nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015		2014
Short-term employee benefits	~~W~~	17,217	15,391
Severance benefits		285	299
Share-based payment transactions		4,839	5,499

	~~W~~	22,341	21,189

(d)	The guarantees provided between the related parties as of September 30, 2015 and December 31, 2014 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2015		2014	Account
Shinhan Bank	Aju Capital Co., Ltd.	~~W~~	50,000	50,000	Unused credit
	”		50,000	50,000	Security underwriting commitment
	UAMCO., Ltd.		112,200	112,200	Unused credit
	”		—	179,900	Security underwriting commitment
	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit
	Kukdong Engineering & Construction Co., LTD.		1,604	—	Performance guarantees

		~~W~~	223,804	402,100

(e)	Details of collaterals provided by the related parties as of September 30, 2015 and December 31, 2014 were as follows:

	Related party	Pledged assets	2015		2014
Entities under common control	BNP Paribas Cardif Life Insurance	Governments	~~W~~	13,764	12,770
	Kukdong Engineering & Construction Co., LTD.	Deposits		1,740	—

			~~W~~	15,504	12,770

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Total assets:
Asset-backed securitization	~~W~~	71,525,079	33,603,260
Structured financing		54,303,279	56,261,297
Investment fund		22,289,885	29,096,759

	~~W~~	148,118,243	118,961,316

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	667,714	5,528,958	39,280	6,235,952
Trading assets		850,377	—	—	850,377
Derivative assets		17,876	—	—	17,876
Available-for-sale financial assets		2,164,574	442,028	1,956,394	4,562,996
Held-to-maturity financial assets		2,500,873	—	—	2,500,873
Other assets		1,338	20	39	1,397

		6,202,752	5,971,006	1,995,713	14,169,471

Liabilities:
Other		211	174	209	594

	~~W~~	211	174	209	594

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	383,011	4,658,388	613,089	5,654,488
Trading assets		573,919	48,877	10,950	633,746
Derivative assets		42	—	—	42
Available-for-sale financial assets		575,360	253,740	2,085,276	2,914,376
Held-to-maturity financial assets		154,103	—	—	154,103
Other assets		555	—	15,038	15,593

		1,686,990	4,961,005	2,724,353	9,372,348

Liabilities:
Other		1,200	—	658	1,858

	~~W~~	1,200	—	658	1,858

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	6,202,752	5,971,006	1,995,713	14,169,471
ABS and ABCP commitments		765,697	121,133	50,970	937,800
Loan commitments		1,622,499	240,547	32	1,863,078
Guarantees		65,000	31,299	—	96,299

	~~W~~	8,655,948	6,363,985	2,046,715	17,066,648

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	1,686,991	4,961,049	2,724,352	9,372,392
ABS and ABCP commitments		325,195	167,000	103,702	595,897
Loan commitments		1,631,113	229,540	26,454	1,887,107
Guarantees		—	28,888	—	28,888

	~~W~~	3,643,299	5,386,477	2,854,508	11,884,284